Filed Pursuant to Rule 424(b)(5)
Registration No. 333-167272

PROSPECTUS SUPPLEMENT

(To prospectus dated June 3, 2010)

2,634,000 Shares

Common Stock

We are offering 1,800,000 shares of our common stock and the selling stockholders identified in this prospectus supplement are offering 834,000 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on NASDAQ Global Market under the symbol “RBCN.” On June 15, 2010, the last reported sale price of our common stock as reported on the NASDAQ Global Market was $31.50 per share.

Investing in our common stock involves risks. Before buying any shares, you should read carefully the discussion of material risks of investing in our common stock under the heading “Risk factors” beginning on page S-4 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$30.00	$79,020,000
Underwriting discounts and commissions	$ 1.59	$ 4,188,060
Proceeds, before expenses, to us	$28.41	$51,138,000
Proceeds, before expenses, to the selling stockholders	$28.41	$23,693,940

The underwriters may also purchase up to an additional 395,100 shares of our common stock from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover overallotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $3,490,209, and the total proceeds, before expenses, to us will be $62,362,791.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about June 21, 2010.

UBS Investment Bank

Canaccord Genuity

The date of this prospectus supplement is June 15, 2010.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Prospectus Supplement

S-i

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of shares. The second part is the accompanying prospectus dated June 3, 2010, which is part of our Registration Statement on Form S-3 (Registration No. 333-167272).

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information described under the headings “Incorporation by reference” and “Where you can find additional information” in this prospectus supplement and the accompanying prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the shares in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or by the selling stockholders or the underwriters or any of them, to subscribe to or purchase any of the shares of common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this prospectus supplement, unless otherwise stated or the context otherwise requires, references to “we,” “us,” “our,” “Company” and “Rubicon” refer to Rubicon Technology, Inc. If we use a capitalized term in this prospectus supplement and do not define the term in this prospectus supplement, it is defined in the accompanying prospectus.

Some of the market and industry data and forecasts included in this prospectus supplement are based on independent industry sources. Although we believe that these independent sources are reliable, we have not independently verified the accuracy and completeness of this information, nor have we independently verified the underlying economic assumptions relied upon in preparing any data or forecasts.

S-ii

Prospectus supplement summary

This summary provides an overview of our business and the key aspects of the offering. This summary is not complete and does not contain all of the information you should consider before purchasing our securities. You should carefully read all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the “Risk Factors” and our financial statements and related notes contained herein and therein, before making an investment decision.

OUR BUSINESS

We are an advanced electronic materials provider that develops, manufactures and sells monocrystalline sapphire and other innovative crystalline products for Light-Emitting Diodes (“LEDs”), radio frequency integrated circuits (“RFICs”), blue laser diodes, optoelectronics and other optical applications. The emergence of sapphire in commercial volumes at competitive prices has enabled the development of new technologies such as high brightness (“HB”) white, blue and green LEDs and highly-integrated RFICs. We apply our proprietary crystal growth technology to produce high-quality sapphire products efficiently to supply a large and growing end-market demand, and we work closely with our customers to meet their quality and delivery needs. We believe we are the leading supplier of sapphire products to the LED industry.

We are a vertically integrated manufacturer of high-quality sapphire substrates and optical windows that are used in a variety of high-growth, high-volume end-market applications. Our largest product line is two to four inch sapphire cores and wafers for use in LEDs and blue laser diodes for solid state lighting and electronic applications. In addition, we sell six inch sapphire wafers that are used for Silicon-on-Sapphire (“SOS”) RFICs, as well as products for military, aerospace, sensor and other applications. We have also extended our technology to manufacture six and eight inch products to support next-generation LED, eight inch products to support next generation RFIC and twelve plus inch products for optical window applications. We believe that LED and SOS RFIC production will follow a similar path to that of production of integrated circuits on silicon substrates, which gradually migrated to production on larger and larger substrates in order to reduce manufacturing costs. We feel that our ability to produce large diameter sapphire substrates in high volume will enable the continued advancement of the LED and RFIC markets by enabling our customers to reduce costs.

Advancements in solid state lighting utilizing HB white, blue and green LEDs over the past decade represent a disruptive technology in the lighting industry, providing significant performance, environmental and economic improvements compared to traditional incandescent or fluorescent lighting. These factors, along with LEDs’ durability, small form factor, excellent color performance and decreasing costs, have led to a rapidly growing demand for LEDs in consumer electronic and general and specialty lighting applications. Applications using LEDs have unit volumes in the billions and are expected to grow significantly. The majority of HB LEDs are produced on sapphire substrates. Therefore, as the HB LED market grows, we believe the sapphire substrate market will grow as well.

As a leading producer of sapphire and other crystals, we believe that the following are our principal competitive advantages:

➢

Proprietary technology for crystal growth.    Due to our in-depth understanding of sapphire crystal growth seeding and crystal growth furnace operational parameters, we have developed a full in-house capability to design, build and maintain crystal growth furnaces with proprietary features. We believe that our enhanced proprietary methodology significantly outperforms other methods of sapphire production with respect to capital costs, operating costs, throughput, quality and diameter size.

➢

High quality sapphire products.    Through our operational expertise in crystal growth, post-growth processing and in-process manufacturing controls of sapphire wafer production, we are able to meet or exceed our customers’ key product specifications, such as crystalline quality, dimensional tolerances and crystal orientation, while maintaining high production yields.

➢

Vertical integration.    We grow sapphire crystals and have extensive capabilities to process sapphire into products that meet our customers’ needs from cores to wafer and window blanks to large diameter epi-polished wafers. By vertically integrating, we are able to achieve significant operating efficiencies and produce high-quality, high-precision products that offer cost and quality benefits to our customers.

➢

High volume and flexible manufacturing capability.    We have developed automated manufacturing and metrology platforms at each stage of our production process that enable us to readily increase capacity and to switch products in manufacturing so that we can meet our customers’ specific product demands.

➢

Lowest total cost for customers.    We believe our high sustained yields, our dedication to consistent production and performance and our commitment to lasting customer relationships help assure our customers of a reliable source of high-quality sapphire products at stable prices. Our in-process quality control practices lead to predictable customer process yields, reduced inspection costs and overall high customer satisfaction.

OUR STRATEGY

Our goal is to be the leading global provider of advanced monocrystalline substrate and window materials to the solid state lighting, SOS RFIC, aerospace and optical markets. Our strategy includes the following key elements:

➢

Extend our technology and manufacturing leadership position.    We intend to continue to develop advanced technology platforms to further increase the size of crystals produced and offer market-leading product specifications, while maintaining product quality and manufacturing efficiencies.

➢

Capitalize on opportunities in high-growth markets.    We intend to continue to expand our opportunities by adding new categories and sizes of products with the goal of providing our customers in multiple high-growth end markets with a robust set of sapphire solutions.

➢

Enhance operational excellence.    We plan to further refine our proprietary crystal growth techniques, sapphire processing platforms and process controls to produce even higher throughput capabilities. Our objective is to continue to achieve operational excellence through lowering cycle times, raising yields and reducing overhead costs.

➢

Expand our sales and marketing efforts.    We intend to increase the scale and geographical coverage of our sales efforts globally. In addition, we plan to enhance our brand recognition by increasing our marketing and communications programs and resources.

➢

Penetrate new market segments.    We intend to use our proprietary manufacturing technology to produce additional single-crystal materials that can be used in optical applications as well as alternative substrates for certain electronic materials applications.

OUR CORPORATE INFORMATION

We were incorporated under the laws of the State of Delaware in 2001. Our principal executive offices are located at 9931 Franklin Avenue, Franklin Park, Illinois 60131. The telephone number at our principal executive offices is (847) 295-7000. Our website address is www.rubicon-es2.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to form any part of this prospectus.

The offering

Common stock we are offering	1,800,000 shares

Common stock offered by the selling stockholders	834,000

Total common stock offered	2,634,000

Common stock to be outstanding after this offering	22,156,031 shares

NASDAQ Global Market symbol	“RBCN”

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $50.2 million. We expect to use the net proceeds from this offering to expand our crystal growth and post crystal growth manufacturing facilities and for working capital and other general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Dividends	We have no plans to pay cash dividends on the common stock.

Transfer Agent	The transfer agent for the common stock is American Stock Transfer & Trust Company.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before investing in our common stock.

The number of shares of common stock to be outstanding after this offering is based on 20,356,031 shares outstanding as of May 31, 2010, and excludes:

➢	281,561 shares of common stock subject to outstanding warrants as of May 31, 2010, with a weighted average exercise price of $3.82 per share;

➢	2,128,112 shares of common stock subject to outstanding options as of May 31, 2010, with a weighted average exercise price of $9.85 per share;

➢	139,911 shares of common stock reserved for future issuance under our 2001 Equity Plan as of May 31, 2010; and

➢	677,090 shares of common stock reserved for future issuance under our 2007 Stock Incentive Plan as of May 31, 2010.

Unless otherwise noted, all information in this prospectus supplement assumes no exercise by the underwriters of their overallotment option.

Risk factors

Investing in our common stock involves risk. Before making any investment decision, please carefully consider the risk factors described below and in our periodic reports filed with the Securities and Exchange Commission, or the “SEC,” which are incorporated by reference in this prospectus supplement and the accompanying prospectus. These risks could materially affect our business, results of operation or financial condition and affect the value of our common stock. You could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operation or financial condition.

We have incurred significant losses in prior periods and may incur losses in the future.

We have incurred significant losses in prior periods. We had an accumulated deficit at March 31, 2010 of $157.3 million. Although we had net income of $1.6 million for the quarter ended March 31, 2010, we had a net loss of $9.6 million for the year ended December 31, 2009. We also incurred net losses of $2.9 million and $7.6 million in 2007 and 2006, respectively. Our expansion plans will likely cause an increase in operating expenses, and there can be no assurance that we will have sufficient revenue growth to offset our expenses or to achieve or sustain profitability in future quarters.

Our results of operations, financial condition and business will be harmed if we are unable to effectively match our capacity with customer demand.

The global economic crisis resulted in weak demand for LED and SOS products in late 2008 and most of 2009, causing a significant reduction in orders for our sapphire substrates. As a result, our manufacturing facilities were underutilized, which negatively impacted our gross margins. While demand has increased significantly in recent months and nearly all our manufacturing facilities are currently utilized, there can be no assurance that such sudden market changes will not occur again in the future adversely affecting our profitability.

Demand for our products has resumed in the fourth quarter of 2009 requiring expansion of our production capacity. Our capacity expansion involves significant risks, including the availability of capital equipment and the timing of its installation, availability and timing of required electric power, management of expansion costs, timing of production ramp, qualification of our new equipment and demands on management’s time. If our business does not grow fast enough to utilize this new capacity effectively, our business and financial results could be adversely affected. Conversely, delays in expanding our manufacturing capacity could impact our ability to meet future demand for our products. As a result, we might not be able to fulfill customer orders in a timely manner, which could adversely affect our customer relationships and operating results. Moreover, our efforts to increase our production capacity may not succeed in enabling us to manufacture the required quantities of our products in a timely manner or at the gross margins that we achieved in the past. There can be no assurance that we will be able to successfully reach our production, timing and cost goals for our expansion.

If LED lighting does not achieve greater market acceptance, or if alternative technologies are developed and gain market traction, prospects for our growth and profitability would be limited.

Our future success depends on increased market acceptance of LED lighting. Approximately 83% of our revenue for the first quarter of 2010 was from sales of our products for use in the manufacture of LED products. Approximately 77% and 62% of our revenue during 2009 and 2008, respectively, was from sales of our products for use in the manufacture of LED products. Potential customers for LED lighting systems may be reluctant to adopt LED lighting as an alternative to traditional lighting technology because of its higher initial cost and relatively low light output per unit in comparison with the most powerful traditional lighting devices. In addition, our potential customers may have substantial investments and know-how related to their existing lighting technologies, and may perceive risks relating to the novelty, complexity, reliability, quality, usefulness and cost-effectiveness of LED products compared to other lighting sources available in the market. If acceptance of LED lighting does not increase significantly, then opportunities to increase our revenues and operate profitably would be limited.

Moreover, if effective new sources of light other than LED devices are developed, our current products and technologies could become less competitive or obsolete. Any of these factors could have a material and adverse impact on our growth and profitability.

The technology used in the LED industry continues to change rapidly, and if we are unable to modify our products to adapt to future changes in the LED industry we will be unable to attract or retain customers.

We do not design or manufacture LEDs. Our ability to expand into new applications in the LED market depends on continued advancement in the design and manufacture of LEDs by others. The LED industry has been characterized by a rapid rate of development of new technologies and manufacturing processes, rapid changes in customer requirements, frequent product introductions and ongoing demands for greater functionality. Our future success will depend on our ability to develop new products for use in LED applications and to adjust our product specifications, such as our previous development of larger diameter wafers, in response to these developments in a timely manner. If our development efforts are not successful or are delayed, or if our newly developed products do not achieve market acceptance, we may be unable to attract or retain customers and our operating results could be harmed. In addition, although sapphire is currently the preferred substrate material for HB white, blue and green LED applications, we cannot assure you that the LED market will continue to demand the performance attributes of sapphire. Silicon carbide is another substrate material currently used for certain LED applications, including some that also use sapphire substrates. Other substrates being investigated and used in research and development for certain LED applications are aluminum nitride, zinc oxide and bulk gallium nitride. Research is also ongoing for the use of silicon substrates in LED applications. If sapphire is displaced as the substrate of choice for certain LED applications, our financial condition and results of operations would be materially and adversely affected unless we were able to successfully offer the competing substrate material.

Our continuing efforts to enhance our current products and to develop new products involve several risks, including:

➢	our ability to anticipate and respond in a timely manner to changes in customer requirements;

➢	the possibility that sapphire may in the future be replaced as a preferred substrate in certain LED applications;

➢	the significant research and development investment that we may be required to make before market acceptance of a particular new or enhanced product;

➢	the possibility that the LED industry may not accept our new or enhanced products after we have invested a significant amount of resources in development; and

➢	competition from new technologies, processes and products introduced by our current and/or future competitors.

If the development and acceptance of our products for the SOS RFIC market do not meet our expectations, our future operating results may be harmed.

The level of market acceptance of our SOS RFIC products will impact our future operating results. Our success in the SOS RFIC market depends on a number of factors, including:

➢	the success of our customers’ products in current applications; and

➢	the acceptance of SOS RFIC products for newly targeted applications.

In addition, it is possible that other solutions, such as silicon-on-insulator, may become preferred over SOS. We cannot assure you that the RFIC market will continue to require the performance attributes of SOS solutions. If our products are not accepted more broadly in the RFIC market, our results of operations and business may be harmed.

The average selling prices of sapphire products have historically been volatile.

Historically, our industry has experienced volatility in product demand and pricing. Changes in average selling prices of our products as a result of competitive pricing pressures, increased sales discounts and new product introductions by our competitors could have a significant impact on our profitability. Although we attempt to optimize our product mix, introduce new products, reduce manufacturing costs and pass along certain increases in costs to our customers in order to lessen the effect of decreases in selling prices, we may not be able to successfully do so in a timely manner and our results of operations and business may be harmed.

We depend on a few customers for a major portion of our sales and our results of operations would be adversely impacted if they reduced their order volumes.

Historically, we have earned, and believe that in the future we will continue to earn, a substantial portion of our revenue from a small number of customers. For the quarter ended March 31, 2010, we had three customers that accounted for approximately 25%, 15% and 12% of our revenue. In 2009, we had three customers that accounted for approximately 20%, 17% and 11% of our revenue. In 2008, four customers each accounted for 10% or more of our revenues. In 2009, sales to Crystalwise Technology, Inc., Tera Xtal Technology Corp. and Iljin Display Co, Ltd. represented approximately 20%, 17% and 11% of our revenues, respectively. In 2008, sales to Peregrine Semiconductor Corp., Shinkosha Co. Ltd., Crystalwise Technology, Inc., and a fourth customer represented approximately 29%, 17%, 12% and 10% of our revenues, respectively. If we were to lose one of our major customers or have a major customer significantly reduce its volume of business with us, our revenues and profitability would be materially reduced unless we are able to replace such demand with other orders promptly. We expect to continue to be dependent on our significant customers, the number and identity of which may change from period to period.

We generally sell our products on the basis of purchase orders. Delays in product orders could cause our quarterly revenue to vary significantly. A number of factors could cause our customers to cancel or defer orders, including interruptions to their operations due to a downturn in their industries, natural disasters, delays in manufacturing their own product offerings into which our products are incorporated, securing other sources for the products that we manufacture or developing such products internally.

Our manufacturing processes may be interrupted or our production may be delayed if we cannot maintain sufficient electrical supply, which could adversely affect our business, financial condition and operating results.

Our manufacturing process requires a stable source of electricity. From time to time, we have experienced limited disruptions in our supply of electricity. Such disruptions, depending upon their duration, could result in a significant drop in throughput and yield of in-process crystal boules and create delays in our production. Although we use generators and other back-up sources of electricity, these replacement sources of electricity are only capable of providing effective back-up for limited periods of time. We cannot assure you that we will be successful in avoiding future disruptions in power or in mitigating the effects of such disruptions. Any material disruption in electrical supply could delay our production and could adversely affect our business, financial condition and operating results.

Our gross margins and profitability may be adversely affected by rising energy costs.

Our existing manufacturing facilities are covered under an agreement that locks our electricity prices in at current levels through December 31, 2011. Electricity prices could increase due to overall changes to the price of energy due to conditions in the Middle East, natural gas shortages in the US, governmental policy and other economic conditions and uncertainties regarding the outcome and implications of such events. Once our current agreement expires, if electricity prices increase significantly, we may not be able to pass these price increases through to our customers on a timely basis, if at all, which could adversely affect our gross margins and results of operations. In addition, there can be no guarantee that the electricity rates that we negotiate for our new manufacturing facilities will be comparable in cost to our existing agreement.

Our future operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results for particular periods to fall below expectations.

Our revenues and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

➢	timing of orders from and shipments to major customers;

➢	the gain or loss of significant customers;

➢	fluctuations in gross margins as a result of changes in product mix or other factors;

➢	market acceptance of our products and our customers’ products;

➢	our ability to develop, introduce and market new products and technologies on a timely basis;

➢	the need to pay higher labor costs as we continue to grow;

➢	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

➢	competitive market conditions, including pricing actions by our competitors and our customers’ competitors;

➢	developments in trade secrets, patent or other proprietary rights by us or our competitors;

➢	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

➢	interruption of operations at our manufacturing facilities or the facilities of our suppliers;

➢	the level and timing of capital spending of our customers;

➢	additions or departures of key personnel;

➢	potential seasonal fluctuations in our customers’ business activities; and

➢	natural disasters, such as floods, hurricanes and earthquakes, as well as interruptions in power supply resulting from such events or due to other causes.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our revenues or operating results fall below the expectations of investors or any securities analysts that may publish research on our company, the price of our common stock would likely decline.

Our gross margins could decline as a result of changes in our product mix and other factors, which may adversely impact our operating results.

We anticipate that our gross margins will fluctuate from period to period as a result of the mix of products that we sell in any given period, with our larger diameter sapphire products generally yielding higher gross margins than our smaller diameter products. If our sales mix shifts to lower margin products in future periods, our overall gross margin levels and operating results would be adversely impacted. Increased competition and the adoption of alternatives to our products, more complex engineering requirements, lower demand and other factors may lead to a further downward shift in our product margins, leading to price erosion and lower revenues for us in the future.

Our proprietary intellectual property rights may not adequately protect our products and technologies, and the failure to protect such rights could harm our competitive position and adversely affect our operating results.

To protect our technology, we have chosen to rely primarily on trade secrets rather than seeking protection through publicly filed patents. Trade secrets are inherently difficult to protect. While we believe we use reasonable efforts to protect our trade secrets, our directors, employees, consultants or contractors may unintentionally or willfully disclose our information to competitors, whether during or after the termination of their services to our company. If we were to seek to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets than US courts. Moreover, if our competitors independently develop equivalent knowledge, methods and know-how, it will be more difficult for us to protect our intellectual property and our business could be harmed.

We have no issued patents covering our products and technologies. Although we have filed applications for three patents, there can be no assurance that these patents will be issued or that any patents issued will be of significant value to our business. Our commercial success will depend on obtaining and maintaining trade secret, patent and other intellectual property protection of our products and technologies. We will only be able to protect products and technologies from unauthorized use by third parties to the extent that valid, protectable and enforceable trade secrets, patents or other intellectual property rights cover them.

If we are not able to defend the trade secret or patent protection positions of our products and technologies, then we may not be able to successfully compete with competitors developing or marketing competing products and we may not generate enough revenue from product sales to justify the cost of development of our products and to achieve or maintain profitability.

The protection of our intellectual property rights and the defense of claims of infringement against us by third parties may subject us to costly litigation.

Other companies might allege that we are infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation. Any litigation to enforce patents issued to us, to protect trade secrets or know-how possessed by us or to defend us or indemnify others against claimed infringement of the rights of others could have a material adverse effect on our financial condition and operating results. Regardless of the validity or successful outcome of any such intellectual property claims, we may need to expend significant time and expense to protect our intellectual property rights or to defend against claims of infringement by third parties, which could have a material adverse effect on us. If we lose any such litigation where we are alleged to infringe the rights of others, we may be required to:

➢	pay substantial damages;

➢	seek licenses from others; or

➢	change, or stop manufacturing or selling, some or all of our products.

Any of these outcomes could have an adverse effect on our business, results of operations or financial condition.

The markets in which we operate are very competitive, and many of our competitors and potential competitors are larger, more established and better capitalized than we are.

The markets for selling high-quality sapphire products are very competitive and have been characterized by rapid technological change. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses, and failure to increase, or the loss of, market share or expected market share, any of which would likely seriously harm our business, operating results and financial condition.

Some of our competitors and potential competitors are substantially larger and have greater financial, technical, marketing and other resources than we do. Given their capital resources, the large companies with which we compete, or may compete in the future, are in a better position to substantially increase their manufacturing capacity and research and development efforts or to withstand any significant reduction in orders by customers in our markets. Such larger companies typically have broader product lines and market focus and thus are not as susceptible to downturns in a particular market. In addition, some of our competitors have been in operation much longer than we have and therefore may have more long-standing and established relationships with our current and potential domestic and foreign customers.

We would be at a competitive disadvantage if our competitors bring their products to market earlier, if their products are more technologically capable than ours, or if any of our competitors’ products or technologies were to become preferred in the industry. Moreover, we cannot assure you that existing or potential customers will not develop their own products, or acquire companies with products, that are competitive with our products. Any of these competitive threats could have a material adverse effect on our business, operating results or financial condition.

We are subject to risks from international sales that may harm our operating results.

For the quarter ended March 31, 2010 and the years ended December 31, 2009 and 2008, revenue from international sales was approximately 82%, 75% and 56%, respectively, of our total revenue. We expect that revenue from international sales will continue to constitute a significant portion of our total revenue for the foreseeable future. Our international sales are subject to a variety of risks, including risks arising from:

➢	trading restrictions, tariffs, trade barriers and potentially adverse tax consequences;

➢

economic and political risks, wars, acts of terrorism, political unrest, pandemics, such as a recurrence of the SARS outbreak or avian flu, boycotts, curtailments of trade and other business restrictions;

➢	the difficulty of enforcing contracts and collecting receivables through some foreign legal systems;

➢	unexpected changes in regulatory requirements and other governmental approvals, permits and licenses;

➢	inadequate protection or enforcement of our intellectual property and other legal rights in foreign jurisdictions;

➢

sales variability as a result of transacting our foreign sales in US dollars as prices for our products become less competitive in countries with currencies that are low or are declining in value against the US dollar and more competitive in countries with currencies that are high or increasing in value against the US dollar;

➢	difficulties in staffing and managing foreign operations; and

➢	periodic foreign economic downturns.

In addition, with our expansion efforts in Malaysia, we may have increased exposure to foreign currency exchange rates as we incur obligations denominated in the Malaysian Ringgit.

Our future success will depend on our ability to anticipate and effectively manage these and other risks associated with our international sales. Our failure to manage any of these risks could harm our operating results.

We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future success is dependent on the continued services and continuing contributions of our senior management who must work together effectively in order to design our products, expand our business, increase our revenues and improve our operating results. The loss of services of senior management, particularly Raja M. Parvez, our president and chief executive officer, and William F. Weissman, our chief financial officer, could significantly delay or prevent the achievement of our development and strategic objectives. In addition, key personnel may be distracted by activities unrelated to our business. The loss of the services, or distraction, of our senior management for any reason could adversely affect our business, operating results and financial condition.

If we are unable to attract or retain qualified personnel, our business and product development efforts could be harmed.

Our success depends on our continued ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, manufacturing, administrative and sales and marketing personnel.

Competition for these individuals is intense, and we may not be able to successfully recruit, assimilate or retain sufficiently qualified personnel. In particular, we may encounter difficulties in recruiting and retaining a sufficient number of qualified technical personnel. The inability to attract and retain necessary technical, managerial, manufacturing, administrative and sales and marketing personnel could harm our ability to obtain new customers and develop new products and could adversely affect our business and operating results.

We rely on a limited number of suppliers for raw materials and key components.

We depend on a small number of suppliers for certain raw materials, components, services and equipment used in manufacturing our products, including key materials such as aluminum oxide and certain furnace components. We generally purchase these items with purchase orders, and we have no guaranteed supply arrangements with such suppliers. We are subject to variations in the cost of raw materials and consumables from period to period. We do not control the time and resources that these suppliers devote to our business, and we cannot be sure that these suppliers will perform their obligations to us or do so on a timely basis. In addition, some of these suppliers are located in regions of the world that may experience periods of political or economic instability.

Any significant delay in product delivery or other interruption or variation in supply from our key suppliers could prevent us from meeting demand for our products and from obtaining future business. If we were to lose key suppliers or our key suppliers were unable to support our demand, our manufacturing operations could be interrupted and we could be required to attempt to establish supply arrangements with other suppliers. In addition, the inability of our suppliers to support our demand could be indicative of a marketwide scarcity of the materials, which could result in even longer interruptions. Any such delay or interruption would impair our ability to meet our customers’ needs and, therefore, could damage our customer relationships and have a material adverse effect on our business and operating results.

Our products must meet exacting specifications, and undetected defects may occur, which may cause customers to return or stop buying our products.

Our customers establish demanding specifications for quality, performance, and reliability that our products must meet. While we inspect our products before shipment, they still may contain undetected defects. If defects occur in our products, we could experience lost revenue, increased costs, delays in, or cancellations or rescheduling of orders or shipments, product returns or discounts or damage to our reputation, any of which would harm our operating results and our business.

We are subject to numerous environmental laws and regulations, which could expose us to environmental liabilities, increase our manufacturing and related compliance costs or otherwise adversely affect our business and operating results.

In our manufacturing process, we use water, oils, slurries, acids, adhesives and other industrial chemicals. We are subject to a variety of foreign, federal, state and local laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials may have been or could be released into the environment at properties currently or previously operated by us, at other locations during the transport of the materials, or at properties to which we send substances for treatment or disposal. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including investigation and cleanup costs, fines and civil or criminal sanctions, third-party property damages or personal injury claims. In addition, new laws and regulations or stricter enforcement of existing laws and regulations could give rise to additional compliance costs and liabilities.

Our operations are concentrated in a small number of nearby facilities, and the unavailability of one or more of these facilities could harm our business.

Our manufacturing, research and development, sales and marketing, and administrative activities are concentrated in our facilities in the Chicago metropolitan area. If, for any reason, including as a result of natural disaster, act of terrorism, war, outbreak of disease or other similar event, any of these facilities should be damaged or destroyed or become inaccessible or inoperable, our ability to conduct our business could be adversely affected or interrupted entirely.

We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them with our business effectively or at all, which may adversely affect our business, financial condition and operating results.

If we find appropriate opportunities, we may acquire complementary businesses, product lines or technologies. However, if we acquire a business, product line or technology, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. Further, the acquisition of a business may result in the assumption of unknown liabilities or create risks with respect to our existing relationships with suppliers and customers. If we make acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing intangible assets, any of which may adversely affect our business, financial condition or operating results.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK AND THIS OFFERING

The price of our common stock has fluctuated substantially and may continue to do so.

Our common stock has only been publicly traded since November 16, 2007, and the trading price of our common stock has fluctuated substantially. From our initial public offering through June 15, 2010, the trading price of our common stock has ranged from a low of $2.50 per share to a high of $34.94 per share.

Factors related to our company and our business, as well as broad market and industry factors, may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price include, among other things:

➢	changes in market valuations of other companies in our industry;

➢	changes in financial guidance or estimates by us, by investors or by any financial analysts who might cover our stock or our industry;

➢	our ability to meet the performance expectations of financial analysts or investors;

➢	announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships;

➢	general market and economic conditions; and

➢	the size of the public float of our stock.

Fluctuations caused by factors such as these may negatively affect the market price of our common stock. In addition, the other risks described elsewhere in this prospectus supplement could adversely affect our stock price.

Our board of directors does not intend to declare or pay any dividends to our stockholders in the foreseeable future.

The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors the board of directors considers relevant. There is no plan to pay dividends in the foreseeable future, and if dividends are paid, there can be no assurance with respect to the amount of any such dividend.

The concentration of our capital stock ownership with our directors and executive officers and their affiliates will limit your ability to influence corporate matters.

Our executive officers and directors and their affiliates together own more than 32% of our outstanding capital stock and voting power before the offering and will own approximately 26% of our common stock after the offering. For the foreseeable future, they will have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets. Their ownership may limit your ability to influence corporate matters and, as a result, the market price of our common stock could be adversely affected.

We could be the subject of securities class action litigation due to future stock price volatility.

The stock market in general, and market prices for the securities of companies like ours, recently have experienced extreme volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. When the market price of a stock declines significantly, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, our defense of the lawsuit could be costly and divert the time and attention of our management.

Our certificate of incorporation, bylaws and Delaware law may discourage takeovers and business combinations that our stockholders might consider in their best interests.

A number of provisions in our certificate of incorporation and bylaws, as well as anti-takeover provisions of Delaware law, may have the effect of delaying, deterring, preventing or rendering more difficult a change in control of Rubicon that our stockholders might consider in their best interests. These provisions include:

➢	establishment of a classified board of directors;

➢

granting to the board of directors sole power to set the number of directors and to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

➢	limitations on the ability of stockholders to remove directors;

➢

the ability of our board of directors to designate and issue one or more series of preferred stock without stockholder approval, the terms of which may be determined at the sole discretion of the board of directors;

➢	prohibition on stockholders from calling special meetings of stockholders;

➢	prohibition on stockholders from acting by written consent; and

➢	establishment of advance notice requirements for stockholder proposals and nominations for election to the board of directors at stockholder meetings.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

The foregoing provisions of our certificate of incorporation and bylaws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

Management will have broad discretion for the use of proceeds to us from this offering, including the ability to apply the proceeds to uses that do not increase our operating results or market value.

We estimate that we will receive net proceeds of approximately $50.2 million from this offering. We expect to use most of such net proceeds to expand our crystal growth and post crystal growth manufacturing facilities, including our facility under construction in Malaysia. Our management will have broad discretion in the use of the remaining net proceeds and may use these remaining net proceeds in ways that do not improve our operating results or market value or to which certain stockholders object. You will not have the opportunity, as part of your investment decision, to assess whether these remaining net proceeds are being used appropriately.

Future sales of substantial amounts of our common stock could adversely affect the price of our common stock.

If our stockholders sell substantial amounts of our common stock following this offering, the prevailing market price for our common stock could be adversely affected. Such sales by our stockholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate.

As of May 31, 2010, there were 20,356,031 shares of our common stock outstanding. Our executive officers and directors and the selling stockholders will hold in the aggregate approximately 6,057,239 shares of our outstanding common stock after giving effect to this offering and have agreed with the underwriters that they will not for a period of approximately 90 days from the date of this prospectus supplement offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the prior written consent of UBS Securities LLC. When these lock-up agreements expire or are terminated, the shares of our common stock subject to those agreements will be eligible for sale under Rule 144, Rule 144(d) or Rule 701 under the Securities Act of 1933.

There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements as of the date hereof. After the completion of this offering, the holders of an aggregate of approximately 5,449,116 shares of common stock will have registration rights.

Special note regarding forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference contain forward-looking statements that involve substantial risks and uncertainties. These statements, other than statements of historical facts, regarding our future strategy, results of operations, financial position, net sales, projected costs, projected expenses, prospects and plans and objectives of management for future operations are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward looking statements can be identified by the use of terms and phrases such as “believe”, “plan”, “intend”, “anticipate”, “target”, “estimate”, “expect”, and the like, and/or future-tense or conditional constructions (“will”, “may”, “could”, “should”, etc.). Items contemplating or making assumptions about actual or potential future sales, market size and trends or operating results also constitute forward-looking statements.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before deciding to purchase our common stock, you should carefully consider the risks described in this prospectus supplement under “Risk Factors,” in addition to the other information set forth in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus supplement, other than as may be required by applicable law or regulation. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock, after deducting underwriting discounts and estimated offering expenses, will be approximately $50.2 million.

We intend to use the net proceeds to us from the sale of shares of our common stock to expand our crystal growth and post crystal growth manufacturing facilities and for working capital and other general corporate purposes. General corporate purposes may include the funding of capital expenditures made in the ordinary course of business and the acquisition of businesses, products and technologies that complement or expand our business. The net proceeds to us from the sale of shares of our common stock may be invested temporarily or applied to repay short-term obligations until they are used for their stated purpose.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Price range of our common stock

Our common stock began trading on the Nasdaq Global Market under the symbol “RBCN” on November 16, 2007. As of May 31, 2010, our common stock was held by approximately 33 stockholders of record and there were 20,356,031 shares of our common stock outstanding. Because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders. The closing sales price of our common stock on June 15, 2010 was $31.50 per share as reported by the Nasdaq Global Market. The following table sets forth the high and low sales prices for our common stock as reported on the Nasdaq Global Market for the periods indicated:

	Price Range of Common Stock
	High	Low
2008
First Quarter	$34.94	$19.76
Second Quarter	$30.50	$18.65
Third Quarter	$20.33	$6.50
Fourth Quarter	$8.47	$2.50
2009
First Quarter	$7.59	$3.12
Second Quarter	$16.86	$5.10
Third Quarter	$17.51	$8.70
Fourth Quarter	$22.00	$12.65
2010
First Quarter	$22.50	$14.50
Second Quarter (through June 15, 2010)	$32.15	$20.17

Dividend policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Selected consolidated financial data

We have derived the following consolidated statement of income data for 2009, 2008 and 2007 and consolidated balance sheet data as of December 31, 2009 and 2008 from our audited consolidated financial statements included elsewhere in this prospectus supplement. We have derived the following consolidated statement of income data for 2006 and 2005 and consolidated balance sheet data as of December 31, 2007, 2006 and 2005 from our audited consolidated financial statements not included in this prospectus supplement. We have derived the following consolidated statement of income data for the three months ended March 31, 2010 and 2009 and consolidated balance sheet data as of March 31, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus supplement. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our results to be expected in any future period.

Consolidated Statement of Operations Data:	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(In thousands, other than share and per share data)
Revenue	$16,315	$20,752	$34,110	$37,838	$19,808	$2,338	$11,516
Cost of goods sold	18,508	18,885	22,045	25,746	23,427	4,946	7,363

Gross profit (loss)	(2,193)	1,867	12,065	12,092	(3,619)	(2,608)	4,153
Operating expenses:
General and administrative	4,688	3,298	6,157	6,691	4,811	1,135	2,141
Sales and marketing	1,266	1,062	675	968	1,137	243	257
Research and development	861	679	769	862	801	152	212
Asset impairment	—	933	—	—	—	—	—
Loss on disposal of assets	383	42	139	1,215	—	—	—

Total operating expenses	7,198	6,014	7,740	9,736	6,749	1,530	2,610

Income (loss) from operations	(9,391)	(4,147)	4,325	2,356	(10,368)	(4,138)	1,543
Other income (expense), net	(2,735)	(3,272)	(7,104)	2,003	738	270	72

Income (loss) before income taxes and cumulative effect of change in accounting principle	(12,126)	(7,419)	(2,779)	4,359	(9,630)	(3,868)	1,615
Income taxes	—	—	(75)	(4)	—	—	(40)

Income (loss) before cumulative effect of change in accounting principle	(12,126)	(7,419)	(2,854)	4,355	(9,630)	(3,868)	1,575
Cumulative effect of change in accounting principle(1)	—	(221)	—	—	—	—	—

Net income (loss)	(12,126)	(7,640)	(2,854)	4,355	(9,630)	(3,868)	1,575
Dividends on preferred stock	(3,924)	(5,563)	(5,625)	—	—	—	—
Accretion of redeemable preferred stock	4,404	(23,416)	(59,934)	—	—	—	—

Net income (loss) attributable to common stockholders	$(11,646)	$(36,619)	$(68,413)	$4,355	$(9,630)	$(3,868)	$1,575

Net income (loss) per common share attributable to common stockholders
Basic	$(47.52)	$(146.57)	$(27.22)	$0.21	$(0.48)	$(0.19)	$0.08
Diluted	$(47.52)	$(146.57)	$(27.22)	$0.19	$(0.48)	$(0.19)	$0.07

Shares used in computing net loss per share attributable to common stock
Basic	245,073	249,843	2,513,487	20,892,040	20,117,543	20,280,160	20,244,347
Diluted	245,073	249,843	2,513,487	21,920,861	20,117,543	20,280,160	21,437,861

(1)	On January 1, 2006 the Company adopted FSP150-5 “Issuer’s Accounting under FASB Statement No. 150 For Freestanding Warrants and Other Similar Investments in Shares that are Redeemable” and recorded approximately $221,000 as a cumulative effect of change in accounting principle.

Consolidated Balance Sheet Data:	Year ended December 31,					March 31, 2010
	2005	2006	2007	2008	2009
						(unaudited)
	(in thousands)
Cash and cash equivalents	$1,466	$3,638	$4,380	$7,629	$3,860	$12,505
Working capital (deficit)	3,600	(388)	76,179	56,360	59,470	55,413
Total assets	28,885	29,020	111,411	112,345	101,186	103,648
Convertible preferred stock warrant liability	—	3,773	—	—	—	—
Long-term debt and capital lease obligations, less current portion	4,741	2,628	—	—	—	—
Redeemable convertible preferred stock	59,365	93,897	—	—	—	—
Total stockholders’ equity (deficit)	(39,573)	(77,593)	105,682	108,393	97,440	99,625

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus supplement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this prospectus supplement in addition to the other information set forth in the documents incorporated by reference herein for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

OVERVIEW

We are an advanced electronic materials provider that develops, manufactures and sells monocrystalline sapphire and other innovative crystalline products for LED, RFIC, blue laser diodes, optoelectronics and other optical applications. The emergence of sapphire in commercial volumes at competitive prices has enabled the development of new technologies such as HB white, blue and green LEDs and highly-integrated RFICs. We apply our proprietary crystal growth technology to produce high-quality sapphire products efficiently to supply our end-markets, and we work closely with our customers to meet their quality and delivery needs.

We are a vertically-integrated manufacturer of high-quality sapphire substrates and optical windows that are used in a variety of high-growth, high-volume end-market applications. Our largest product line is two inch to four inch sapphire wafers for use in LEDs and blue laser diodes for solid state lighting and electronic applications. In addition, we sell six inch sapphire wafers that are used for SOS RFICs, as well as products for military, aerospace, sensor and other applications. We have also extended our technology, which gives us the ability to produce cores and wafers of up to twelve inches in diameter to support next-generation LED and SOS RFIC production. We currently sell six and eight inch wafers to LED chip manufacturers for their research and development efforts toward moving production on to these larger diameter substrates. We have also developed the ability to produce large diameter circular and rectangular sapphire windows for use in various optical window applications.

Our revenue consists of sales of sapphire materials sold in core, as-cut, as-ground and polished forms in two, three, four, six and eight inch diameters as well as optical materials sold as blanks or polished windows. Products are made to varying specifications, such as crystal planar orientations and thicknesses.

Historically, a significant portion of our revenue has been derived from sales to relatively few customers. For the three months ended March 31, 2010, we had three customers that accounted for approximately 25%, 15% and 12% of our revenue and for the three months ended March 31, 2009, we had three customers that accounted for approximately for 34%, 19% and 14% of our revenue. For the year ended December 31, 2009, we had three customers that accounted for approximately 20%, 17% and 11% of our revenue. For the year ended December 31, 2008, we had four customers that accounted for approximately 29%, 17%, 12% and 10% of our revenue. Other than as discussed above, none of our customers accounted for more than 10% of our revenue for such periods. Although we are attempting to diversify and expand our customer base, we expect our revenue to continue to be concentrated among a small number of customers. We expect that our significant customers may change from period to period.

We recognize revenue upon shipment to our customers. We derive a significant portion of our revenue from customers outside of the US. The majority of our sales are to the Asian market and we expect that region to continue to be a major source of revenue for us. All of our revenue is denominated in US dollars.

Research and development revenue is recognized as services are performed. We execute agreements with our customers that clearly describe the scope of the project, the services we will provide, ownership of any tangible or intangible assets generated as part of the project, and the amount of consideration we will receive.

Our revenue through most of 2009 was significantly impacted by the global recession. Much of the sapphire we sell into the marketplace goes into LED lighting for consumer electronics. Consumer spending on these products declined during the recession, which decreased demand for our products. Toward the end of 2009, demand for sapphire began to strengthen as consumers resumed spending on consumer electronics, driven, in part, by the introduction of new products such as LED backlit LCD televisions. With the increased demand, average selling prices for our products in the three months ended March 31, 2010, increased 20% sequentially from the fourth quarter of 2009. We expect demand and average selling prices to continue to improve in 2010, although it is difficult to predict the magnitude and timing of further increases.

We manufacture and ship our products from our facilities in the Chicago metropolitan area. We have approximately 102,600 square feet of manufacturing and office space. We are currently building a 65,000 square foot facility in Penang, Malaysia, which will process sapphire grown by us in our Illinois facilities into finished cores and wafers. We anticipate this facility to open in the fourth quarter of 2010. We also acquired in April 2010 a 134,400 square foot building in Batavia, Illinois to expand our crystal growth operations, which we anticipate will begin operations in the fourth quarter of 2010.

Our cost of goods sold consists primarily of manufacturing materials, labor, manufacturing-related overhead such as utilities, depreciation and rent, provisions for excess and obsolete inventory reserves, freight and warranties. We manufacture our products at our Franklin Park, Illinois and Bensenville, Illinois manufacturing facilities based on customer orders. We purchase materials and supplies to support such demand. We are subject to variations in the cost of raw materials and consumables from period to period because we do not have long-term fixed-price agreements with our suppliers. For the quarter ended March 31, 2010 and the years ended December 31, 2009, 2008 and 2007, utility costs represented approximately 16%, 12%, 13% and 9%, of our cost of goods sold, respectively. Our existing manufacturing facilities are covered under an agreement that locks in electricity prices at current levels through December 31, 2011. Once our current agreement expires, if electricity prices increase significantly, we may not be able to pass these price increases through to our customers on a timely basis, if at all, which could adversely affect our gross margins and results of operations. In addition, there can be no guarantee that the electricity rates that we negotiate for our new manufacturing facilities will be comparable in cost to our existing agreement.

Our gross profit began decreasing in the second half of 2008 and we realized a gross loss for the full year 2009 due to underutilization of our facilities and staff as well as a decline in average selling prices of our products as a result of the worldwide economic downturn. With the return of demand for sapphire and the resulting increase in average selling prices in late 2009, we returned to a gross profit in the fourth quarter of 2009 and the first quarter of 2010. We expect average selling prices to continue to increase for the remainder of 2010, which would further improve gross profit. Our gross profit has been and will continue to be affected by a variety of factors, including average sales prices of our products, product mix, our ability to reduce manufacturing costs and fluctuations in the cost of electricity, raw materials and other supplies.

Our operating expenses are comprised of sales and marketing, research and development (“R&D”), and General and administrative (“G&A”) expenses. G&A expenses consist primarily of salaries and associated costs for employees in finance, human resources, information technology and administrative activities, charges for accounting, legal, and insurance fees, and stock-based compensation. The majority of our stock-based compensation relates to administrative personnel and is accounted for as a G&A expense.

Sales and marketing expenses consist primarily of salaries and associated costs for employees engaged in sales activities, commissions paid to third party representatives, product samples, charges for participation in trade shows and travel. We expect these expenses to increase in future periods based on planned additions to sales staff and travel to expand our customer base.

R&D expenses include costs related to engineering personnel, materials and other product development related costs. R&D is expensed as incurred. We believe our R&D expenses will generally increase as we continue to develop new products.

Other income (expense) consists of interest income and expense and realized gains and losses on investments and currency translation. We repaid most of our outstanding indebtedness with a portion of the proceeds from our initial public offering in November 2007 and repaid the remainder in February 2008. Proceeds from our initial public offering were invested in available-for-sale and trading securities.

We account for income taxes under the asset and liability method whereby the expected future tax consequences of temporary differences between the book value and the tax basis of assets and liabilities are recognized as deferred tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to be recognized. A full valuation allowance is provided as management cannot conclude that it is more likely than not that our deferred tax assets will be realized. At December 31, 2009 and March 31, 2010 we had approximately $55.6 million in net operating loss carryforwards (“NOLs”). We believe that we are not restricted in our ability to use the full amount of the NOLs, nor is there a limit to the amount of NOLs that may be used in any given year, however, we will update our analysis in 2010 and the results of that analysis may indicate an ownership change. If an ownership change is determined, the utilization of the NOLS may be limited. As of March 31, 2010, no tax benefit has been recognized for these loss carryforwards.

We anticipate our capital expenditures will be between $35 million and $45 million in 2010, including $3.9 million in capital expenditures already incurred in the first quarter of 2010. These expenditures will be primarily focused on expansion projects in Illinois and Malaysia.

RESULTS OF OPERATIONS

The following table sets forth our consolidated statements of operations for the periods indicated:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
	(in millions)			(in millions)
Revenue	$34.1	$37.8	$19.8	$2.3	$11.5
Cost of goods sold	22.0	25.7	23.4	4.9	7.4

Gross profit (loss)	12.1	12.1	(3.6)	(2.6)	4.1

Operating expenses:
General and administrative	6.2	6.7	4.8	1.1	2.1
Sales and marketing	0.7	1.0	1.1	0.2	0.3
Research and development	0.8	0.8	0.8	0.2	0.2
Loss on disposal of assets	0.1	1.2	—	—	—

Total operating expenses	7.8	9.7	6.7	1.5	2.6

Income (loss) from operations	4.3	2.4	(10.3)	(4.1)	1.5
Other income	(7.1)	2.0	0.7	0.2	0.1

Income (loss) before income taxes	(2.8)	4.4	(9.6)	(3.9)	1.6
Income tax expense	(0.1)	—	—	—	—

Net income (loss)	$(2.9)	$4.4	$(9.6)	$(3.9)	$1.6

The following table sets forth our consolidated statements of operations as a percentage of revenue for the periods indicated:

	Year ended December 31,			Three months ended March 31,
	2007	2008	2009	2009	2010
	(percentage of total)			(percentage of total)
Revenue	100%	100%	100%	100%	100%
Cost of goods sold	65	68	118	213	64

Gross profit (loss)	35	32	(18)	(113)	36

Operating expenses:
General and administrative	18	18	25	47	18
Sales and marketing	2	2	5	9	3
Research and development	2	2	4	9	2
Loss on disposal of assets	1	3	—	—	—

Total operating expenses	23	25	34	65	23

Income (loss) from operations	12	7	(52)	(178)	13
Other income (expense)	(21)	5	4	9	1

Income (loss) before income taxes	(9)	12	(48)	(169)	14
Income tax expense	—	—	—	—	—

Net income (loss)	(9)%	12%	(48)%	(169)%	14%

Comparison of the Three Months Ended March 31, 2010 and 2009

Revenue.    Revenue was $11.5 million for the three months ended March 31, 2010 and $2.3 million for the three months ended March 31, 2009, an increase of $9.2 million. We experienced a significant increase in revenue across most product lines and diameters due to increased demand for our products as the market rebounded significantly. Revenue from the sale of core products for the three months ended March 31, 2010 increased by $8.3 million, of which $8.2 million was attributed to volume and $103,000 due to an increase in pricing. This was partially offset by a decrease in as cut sales of $954,000 attributed to focusing production on higher margin core products. We also increased our sales of polished wafers by $1.4 million as demand for these products increased in both the SOS RFIC and LED markets. We also had higher revenue of $358,000 from optical products due to increased sales of sapphire for military, sensor and instrumentation applications. For the remainder of 2010, we expect pricing on all product lines to continue to strengthen as we currently expect the demand for sapphire to remain high.

Gross profit (loss).    Gross profit was $4.1 million for the three months ended March 31, 2010 compared to a gross loss of $2.6 million for the three months ended March 31, 2009, an increase of $6.7 million. The increase in gross profit is primarily attributable to higher revenue of $9.2 million and better utilization of equipment and staff, which led to improved operating leverage and higher throughput.

General and administrative expenses.    G&A expenses were $2.1 million for the three months ended March 31, 2010 and $1.1 million for the three months ended March 31, 2009, an increase of $970,000. The increase was primarily due to $360,000 from higher bonus costs due to no performance bonus earned in 2009, higher bad debt expense of $176,000 as 2009 included a reduction of our reserve on collection of an over 90 day past due receivable, and $200,000 in increased stock option expense for executives. We also incurred higher corporate taxes of $67,000, increased legal fees of $62,000, increased recruiting costs of $32,000 relating to our Malaysian employees, and $29,000 in higher salary and payroll tax expenses associated with salary increases.

Sales and marketing expenses.    Sales and marketing expenses were $257,000 for the three months ended March 31, 2010 and $243,000 for the three months ended March 31, 2009, an increase of $14,000. The increase in sales and marketing expenses is attributable to additional salary and payroll taxes of $25,000 associated with annual salary increases, an increase in travel of $9,000 in support of meeting with potential and existing customers partially offset by a decrease in marketing expenses of $19,000 on timing of trade shows.

Research and development expenses.    R&D expenses were $212,000 for the three months ended March 31, 2010 and $152,000 for the three months ended March 31, 2009, an increase of $60,000. The increase was primarily attributable to higher payroll costs of $42,000 due to an increase in headcount and an increase in spending on research projects of $20,000.

Other income (expense).    Other income was $73,000 for the three months ended March 31, 2010 and $270,000 for the three months ended March 31, 2009, a decrease in net other income of $197,000. The decrease was due to lower interest income of $159,000 as a result of lower investment principal and lower interest rates and realized loss on currency translation of $40,000.

Comparison of years ended December 31, 2009 and 2008

Revenue.    Revenue was $19.8 million for the year ended December 31, 2009 and $37.8 million for the year ended December 31, 2008, a decrease of $18.0 million, or 48%. The impact of the worldwide economic crisis resulted in lower revenue across all product lines for the year ended December 31, 2009. Revenue from the sale of our LED substrate products for the year ended December 31, 2009 decreased $7.8 million. An $8.9 million decrease in revenue due to lower average selling prices as a result of reduced demand was partially offset by an increase in volume of $1.1 million. The SOS RFIC business was also impacted by the downturn in the consumer electronics market. In addition, revenue from this market was impacted by lower orders in 2009 from our key SOS RFIC customer due to a build-up of inventory at that customer. Revenue for the SOS RFIC business decreased 81%, or $7.2 million, of which $7.1 million was attributable to a decrease in volume and $146,000, was attributable to a decrease in pricing. We completed an R&D contract in 2008 and, as a result, our revenue from research and development was $1.8 million lower in 2009 than it was in the prior year. We do not currently have any open R&D contracts with customers. Revenue from our optical products was lower in 2009 by $1.3 million as the market for sapphire used for sensor and instrumentation applications was also affected by the economic slowdown. Demand for our products began to improve in the second half of 2009 and our average selling prices began to increase in the fourth quarter of 2009. Fourth quarter 2009 total revenue increased 111% from the fourth quarter 2008 as the market began to rebound significantly. We expect demand for sapphire to continue to strengthen in 2010 and anticipate a further increase in pricing of our products as a result of an increase in demand for LED based products including backlighting units used in LED backlit LCD televisions, notebook computers, and desktop monitors.

Gross profit (loss).    Gross profit (loss) was ($3.6) million for the year ended December 31, 2009 and $12.1 million for the year ended December 31, 2008, a decrease of $15.7 million. The revenue decline of $18.0 million in 2009 was partially offset by a reduction in manufacturing expenses of $2.3 million. We also experienced lower contract revenue of $1.8 million in 2009 which had little or no direct costs. With the decrease in orders we also experienced lower utilization of equipment and staff which resulted in underabsorbed manufacturing costs of $5.6 million. The remaining decrease in gross profit was primarily attributable to lower average selling prices. In the fourth quarter 2009, we achieved a positive gross profit margin of 12%. With increasing prices, better product mix and improved utilization of equipment and staff, we expect gross profit to continue to improve in 2010.

General and administrative expenses.    G&A expenses were $4.8 million for the year ended December 31, 2009 and $6.7 million for the year ended December 31, 2008, a decrease of $1.9 million. The decrease was primarily due an adjustment to our bad debt reserve of $1.1 million. We were able to reduce our reserve in 2009 as our customer’s improved economic condition reduced the uncertainty regarding our customer’s ability to pay us. We also experienced a decrease of $729,000 of costs associated with a follow-on public offering incurred in 2008 and not in 2009, and a $515,000 decrease in bonuses as no bonus expense was incurred in 2009. The decreases were offset by $225,000 in increased legal costs, $120,000 in increased salary and stock compensation expenses, and $84,000 in higher business insurance premiums.

Sales and marketing expenses.    Sales and marketing expenses were $1.1 million for the year ended December 31, 2009 and $968,000 for the year ended December 31, 2008, an increase of $169,000. The increase in sales and marketing expenses is primarily attributable to additional payroll expenses of $138,000, which includes a salesperson in the Japan sales office that opened in 2009, as well as $27,000 in costs associated with operating the Japan sales office.

Research and development expenses.    R&D expenses were $801,000 for the year ended December 31, 2009 and $862,000 for the year ended December 31, 2008, a decrease of $61,000. The decrease was primarily attributable to a decrease in payroll costs of $84,000 offset by an increase of $22,000 in materials purchased for research projects and other costs.

Other income.    Other income was $738,000 for the year ended December 31, 2009 and $2.0 million for the year ended December 31, 2008, a decrease in other income of $1.3 million. The decrease was primarily due to a $1.4 million decrease in interest income as a result of lower investment principal and lower average returns.

Comparison of years ended December 31, 2008 and 2007

Revenue.    Revenue was $37.8 million for the year ended December 31, 2008 and $34.1 million for the year ended December 31, 2007, an increase of $3.7 million, or 11%. Revenue increased across all product lines except for six inch as ground wafers, which declined by $2.8 million as we shifted six inch capacity to six inch polished production. Revenue from six inch polished products to the SOS RFIC market increased by $3.9 million. Our revenue increase is also attributable to an increase in volume shipments of larger diameter substrates to the LED industry resulting in additional revenue of $1.9 million partially offset by lower pricing of $1.2 million. We also achieved higher revenue of $670,000 from optical products due to increased sales of sapphire and fluorides for military, sensor and instrumentation applications as we continued our efforts to increase our share of this market. We had higher contract research revenue of $1.1 million as we met deliverables associated with our contract for the development of eight inch wafers. Fourth quarter 2008 revenue from the LED industry was down approximately 55% from both the prior quarter and from the fourth quarter of 2007 as the impact of the worldwide economic crisis resulted in excess inventory throughout the LED supply chain which significantly reduced orders. In addition, the SOS RFIC business is largely dependent upon the consumer electronics market which also had a significant downturn in the fourth quarter of 2008. Consequently, we had no SOS RFIC revenue in the fourth quarter of 2008.

Gross profit.    Gross profit was $12.1 million for the year ended December 31, 2008 and for the year ended December 31, 2007. Gross profit in 2008 was unchanged from 2007 as sales of higher margin products increased and an increase of $1.1 million of direct contract revenue which has little direct cost associated with it were partially offset by increased costs attributable to lower utilization of equipment and staff which resulted in underabsorbed manufacturing costs of approximately $1.2 million as a result of decreased demand in the fourth quarter of 2008.

General and administrative expenses.    G&A expenses were $6.7 million for the year ended December 31, 2008 and $6.2 million for the year ended December 31, 2007, an increase of $533,000. The increase was primarily due to $1.1 million of higher audit, investor related, insurance, legal and board costs associated with operating as a public company, $729,000 of costs associated with a follow-on public offering, a $486,000 increase in bad debt expense due to slower customer payments, and a $93,000 increase in franchise taxes due to increased assets and capitalization of the company, partially offset by a $1.2 million reduction in bonuses due to lower performance bonuses and no IPO bonuses being paid in 2008. In addition, partially offsetting the increase were $210,000 of lawsuit settlement payments and $415,000 of financing fees associated with debt refinancing and extinguishment not incurred in 2008.

Sales and marketing expenses.    Sales and marketing expenses were $968,000 for the year ended December 31, 2008 and $675,000 for the year ended December 31, 2007, an increase of $293,000. The increase in sales and marketing expenses is attributable to additional payroll expenses of $156,000 for new sales personnel to support and grow our optical and substrate businesses and payroll taxes associated with the exercise of stock options. Marketing expenses associated with efforts to increase our customer base and expand our optical business also increased by $103,000.

Research and development expenses.    R&D expenses were $862,000 for the year ended December 31, 2008 and $769,000 for the year ended December 31, 2007, an increase of $93,000. The increase was primarily attributable to an increase in payroll costs of $170,000 offset by a decrease of $78,000 in materials purchased for research projects and other costs.

Other income (expense).    Other income (expense) was $2.0 million for the year ended December 31, 2008 and $(7.1) million for the year ended December 31, 2007, an increase in net other income of $9.1 million. The increase was due in part to the elimination of charges relating to the carrying value of preferred stock warrants, which were $6.0 million in the year ended December 31, 2007. Interest expense decreased by $1.5 million as a result of extinguishing our debt, and interest income increased by $1.7 million on interest earned on invested proceeds from our IPO. Also included in the year ended December 31, 2008 was a recognized net realized loss on investments of $55,000 which reflected a gain of $1.6 million representing the initial fair value of auction rate security put options and the changes in the fair value of the put options, partially offset by a loss of $1.7 million which represented the recognizing of unrealized losses previously recorded in comprehensive income due to the transfer of auction rate securities from available-for-sale to trading securities and the subsequent changes in the fair value of the auction rate securities from the election date to the end of the year.

LIQUIDITY AND CAPITAL RESOURCES

We historically funded our operations using a combination of issuances of common stock and preferred stock, a working capital line of credit and term loans, and cash generated from our operations.

As of March 31, 2010, we had cash and short term investments totaling $41.5 million, including cash of $1.5 million held in deposits at major banks, $11.0 million invested in money market funds and $29.0 million invested in short term certificates of deposit, state and local bonds, auction-rate securities and put options, and U.S. treasury securities. As of December 31, 2009, we had cash and short term investments totaling $44.6 million, including cash of $1.1 million held in deposits at major banks, $2.8 million invested in money market funds and short term investments in certificates of deposit, commercial paper, state and local bonds, auction-rate securities and put options, and U.S. treasury securities of $40.7 million. Our long term investment consists of a $2.0 million investment in Peregrine Semiconductor, Corp. (one of our customers) Series D1 preferred stock. In February 2008, we began experiencing failed auctions of our entire auction-rate securities portfolio, resulting in our inability to sell these securities in the short term. All of the auction-rate securities are AAA rated by one or more of the major credit rating agencies and have contractual maturities from 2036 to 2045. Further, all of these securities are collateralized by student loans, and approximately 99% of the collateral qualifies under the Federal Family Education Loan Program and is guaranteed by the US government. We are receiving the underlying cash flows on all of our auction-rate securities. We are unable to predict if these funds will become available before their maturity dates. We also hold put options associated with an agreement with UBS, AG related to the auction-rate securities purchased through them. It is our intent to exercise these put options at the first available date. Therefore, the auction-rate securities and the related put options have been classified as short-term investments as of March 31, 2010.

In October 2008, we entered into an agreement with UBS, AG, which provides us with certain rights to sell to UBS, AG all of our auction-rate securities that were purchased through them. We have the option to sell these securities to UBS, AG at par value from June 30, 2010 through July 2, 2012. UBS, AG, at its discretion, may purchase or sell these securities on our behalf at any time provided we receive par value for the securities sold. The issuers of the auction-rate securities continue to have the right to redeem the securities at their discretion. The agreement also permits us to establish a demand revolving credit line in an amount equal to the par value of the securities at a net no cost. If our debt is determined to be rated below investment grade or is not rated, the amount that can be borrowed is limited to 75% of the market value of the auction-rate securities. As of March 31, 2010, we had no loans outstanding under this agreement.

Our right to sell the auction-rate securities to UBS, AG commencing on June 30, 2010 represents put options for a payment equal to the par value of the auction-rate securities. We value the put options at their estimated fair value using a discounted cash flow model. During the three months ended March 31, 2010 and 2009, we recorded a realized loss of $55,279 and $505,463, respectively, representing the changes in fair value of the put options. We also recorded during the three months ended March 31 2010 and 2009, a gain of $70,803 and $518,934 respectively, representing the changes in fair value of the auction-rate securities. During the years ended December 31, 2009 and 2008, we recorded a realized gain (loss) of ($459,734) and $1,611,343, respectively, representing the changes in fair value of the put options. We also recorded during years ended December 31, 2009 and 2008, a gain (loss) of $506,504 and ($1,666,766) respectively, representing the changes in fair value of the auction-rate securities. Both the gain and loss from recording the change in fair value of the put options and auction-rate securities were recorded in gain (loss) on investments in the Consolidated Statements of Operations. We do not expect to need access to the auction-rate securities capital prior to the maturity of the auction-rate security put options.

Cash flows from operating activities

Cash provided by operating activities was $724,000 for the three months ended March 31, 2010. During such period, we generated net income of $1.6 million and we incurred non-cash expenses of $1.8 million, including depreciation and amortization expense of $1.4 million and stock-based compensation expense of $465,000. During such period, cash from net working capital decreased $2.7 million, which was comprised of an increase in accounts receivable of $2.3 million due to higher sales volumes, a decrease in accounts payable of $371,000 due to timing of payments, an increase in other accruals of $622,000 consisting primarily of an increase in accrued payroll of $513,000 from increased headcount and bonus accrual, and an increase in prepaid expenses of $568,000 due to timing of furnace replacement parts.

Cash used in operating activities was $2.4 million for the three months ended March 31, 2009. During such period, we generated a net loss of $3.9 million and we incurred non-cash expenses of $1.5 million, including depreciation and amortization expense of $1.3 million and stock-based compensation expense of $226,000. We experienced a decrease during such period in accounts receivable of $996,000 as sales declined, a decrease in accounts payable of $1.2 million as purchases declined and a decrease in spare parts of $678,000 primarily due to not replenishing stock used due to lower production volumes. We also experienced a decrease in accrued payroll of $301,000 due to pay outs of bonuses earned in the first half of 2008 and a decrease in corporate income and franchise taxes of $183,000 due to payment of 2008 taxes due.

Cash used in operating activities was $3.3 million for the year ended December 31, 2009. During such period, we generated a net loss of $9.6 million, which included non-cash charges of $6.3 million, including depreciation expense of $5.3 million and stock-based compensation expense of $937,000. During such period, cash from net working capital increased by $107,000 which was composed of an increase in accounts receivable of $2.4 million due to higher sales in the fourth quarter, an increase of accrued other liabilities of $463,000 primarily due to the amount owed on land purchased in Malaysia, a decrease in inventory of $1.3 million due to sales product mix requirements, a decrease in spare parts of $1.4 million due to the increased usage of furnace material inventory, a decrease in accounts payable of $445,000 due to timing of ordering and payments and a decrease in accrued payroll of $162,000 attributable to the decrease in performance based bonus expenses offset by the increase in headcount.

Cash provided by operating activities was $1.5 million for the year ended December 31, 2008. During such period, we generated net income of $4.4 million, which included non-cash charges of $6.5 million, including depreciation expense of $4.5 million, net loss on disposal of equipment of $1.2 million, and stock-based compensation expense of $771,000. We experienced an increase during such period in inventory of $5.4 million due primarily to an increase in safety stocks of raw material and sapphire boule inventory of $4.2 million and an increase of $1.0 million in other work in process and finished goods inventory. There is no shelf life to our raw material and essentially all of our products can be manufactured from any one boule. Therefore, building a safety stock of this inventory enables us to quickly respond to an increase in demand from our customers. We also experienced an increase in spare parts of $2.4 million due to an increase in furnace material inventory used to support a larger number of furnaces, deferred revenue decreased by $583,000 due to recognition of revenue deferred on a research and development project, accrued payroll decreased by $637,000 on a lower performance based bonus accrual and other accrued liabilities decreased by $252,000 due to timing of payments. The $5.6 million decrease in cash provided by operating activities for the year ended December 31, 2008, compared to the year ended December 31, 2007, is primarily attributable to an increase of $7.7 million of raw material, boule and spare parts inventories in the year ended December 31, 2008 compared to an increase of $1.3 million in the year ended December 31, 2007 as safety stocks were increased. This was partially offset by net income of $4.4 million for the year ended December 31, 2008, compared to a net loss of $2.9 million for the year ended December 31, 2007, which included $6.0 million of non-cash change in carrying value of preferred stock. Net income increased on higher revenue on higher margin larger diameter products but was partially offset by higher production costs attributable to lower utilization of equipment and staff as a result of a decrease in fourth quarter 2008 production as orders and demand declined.

Cash provided by operating activities was $7.1 million for the year ended December 31, 2007. During such period, we generated a net loss of $2.9 million and incurred non-cash charges of $11.1 million, including depreciation expense of $3.4 million, change in carrying value of preferred stock warrant expense of $6.0 million, stock-based compensation expense of $754,000, net loss on disposal of equipment of $139,000 and interest expense related to debt accretion of $769,000. We experienced an increase during such period in accounts receivable of $1.7 million on increased sales, an increase in accounts payable of $1.1 million and an increase in inventory and spare parts of $1.3 million due primarily to an increase in safety stock of raw material inventory. We also experienced an increase in corporate income and franchise taxes of $310,000 due to an increase in assets and capitalization from our initial public offering and an increase in deferred revenue of $518,000 due to revenue deferral on a research and development project.

Cash flows provided by (used in) investing activities

Net cash provided by investing activities was $7.9 million and $2.8 million for the three months ended March 31, 2010 and 2009, respectively. During the three months ended March 31, 2010, we used approximately $1.8 million to add crystal growth furnaces, $345,000 toward the purchase of an additional facility, and $302,000 to upgrade our current facilities and add to existing capacity in other areas. We also used approximately $1.4 million in the construction of our facility in Malaysia. This was partially offset by sales of investments of $11.8 million which were used to fund operations and capital spending. During the three months ended March 31, 2009, we used approximately $456,000 to add crystal growth furnaces and approximately $57,000 to upgrade existing capacity in other areas. This was partially offset by sales of investments of $3.4 million which were used to fund operations, capital spending and our stock repurchases. We are planning on expanding our crystal growth facilities in Illinois and are building a facility in Malaysia that will support post crystal growth manufacturing. It is difficult to predict the timing of capital expenditures on these projects, but we anticipate the total cost of these projects to be between $60 million and $65 million to be spent over a two year period, and expect our 2010 capital expenditures to be between $35 million and $45 million.

Net cash provided by (used in) investing activities was $1.7 million, $4.3 million, and ($81.5) million for the years ended December 31, 2009, 2008 and 2007, respectively. In 2009, we used approximately $3.8 million to purchase components to construct additional crystal growth furnaces, approximately $645,000 to expand and upgrade our Bensenville, Illinois facility and $354,000 for other upgrades in our fabrication, slicing, and polishing operations. We also used $681,000 to purchase land in Malaysia to continue to expand our capacity. We purchased additional investments of $693,000 using investment earnings proceeds. This was offset by proceeds from sales of investments of $7.9 million. In 2008, we used approximately $12.8 million to purchase components used to construct additional crystal growth furnaces, approximately $2.0 million for infrastructure changes needed to expand operations in our Bensenville, Illinois facility and approximately $3.9 million to purchase various equipment used to expand our production capacity in support of our sales growth. We purchased additional investments of $2.0 million using investment earnings proceeds. This was partially offset by proceeds from sales of investments of $25.0 million. In 2007, we used approximately $7.1 million to purchase components used to construct additional crystal growth furnaces, approximately $1.7 million for infrastructure changes needed to commence operations in our new Bensenville, Illinois facility and approximately $1.7 million to purchase various equipment used to expand our production capacity in support of our sales growth. Also in 2007, we used the proceeds of our initial public offering to purchase short term investment securities.

We are planning on expanding our crystal growth facilities in Illinois and are building a facility in Malaysia that will support post crystal growth manufacturing. It is difficult to predict the timing of capital expenditures on these projects, but we anticipate the total cost of these projects to be between $60 and $65 million to be spent over a two year period and expect our 2010 capital expenditures to be between $35 million and $45 million.

Cash flows from financing activities

Net cash provided by (used in) financing activities was $34,000 and ($2.6) million for the three months ended March 31, 2010 and 2009, respectively. Net cash provided by financing activities for the three months ended March 31, 2010 reflects proceeds from the exercise of stock options of $151,000 partially offset by deferred offering costs of $118,000. Net cash used in financing activities for the three months ended March 31, 2009 reflects stock repurchases of $2.6 million.

Net cash provided by (used in) financing activities was ($2.2) million, ($2.5) million and $75.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net cash used in financing activities for 2009 reflects stock repurchases of $2.6 million, partially offset by the proceeds from the exercise of stock options of $420,000. Net cash used in financing activities for 2008 reflects stock repurchases of $3.1 million, partially offset by proceeds from the exercise of stock options of $602,000. Net cash provided by financing activities for 2007 reflects net proceeds received from our initial public offering of $81.1 million, offset by the net repayment of borrowings of $6.0 million.

Future liquidity requirements

We are increasing our production capacity by adding an additional crystal growth facility in Illinois and building a post crystal growth operation facility in Malaysia on the parcel of land we purchased in October 2009. We began these expansion projects in the fourth quarter of 2009 and anticipate these new facilities opening in the fourth quarter of 2010. While some new capacity will be available at the time we open these facilities, we anticipate that it will take twelve months from the opening of these facilities to install all necessary equipment and have these facilities fully functional. We believe that our existing cash, cash equivalents, investments, and anticipated cash flows from operating activities should be sufficient to continue our expansion projects for the next twelve months. Our cash needs include cash required to fund our operations, taking into account the capital needed to fund our planned expansions in the US and Asia. We believe that the cash provided by this offering, together with our existing cash, cash equivalents, investments, and anticipated cash flows from operating activities, will be sufficient to fund our expansion projects and meet our cash needs for the next several years.

Business

OVERVIEW

We are an advanced electronic materials provider that develops, manufactures and sells monocrystalline sapphire and other innovative crystalline products for LED, RFIC, blue laser diodes, optoelectronics and other optical applications. The emergence of sapphire in commercial volumes at competitive prices has enabled the development of new technologies such as HB white, blue and green LEDs and highly-integrated RFICs. We apply our proprietary crystal growth technology to produce high-quality sapphire products efficiently to supply our end-markets, and we work closely with our customers to meet their quality and delivery needs. We believe we are the leading supplier of sapphire products to the LED industry.

We are a vertically integrated manufacturer of high-quality sapphire substrates and optical windows that are used in a variety of high-growth, high-volume end-market applications. Our largest product line is two to four inch sapphire cores and wafers for use in LEDs and blue laser diodes for solid state lighting and electronic applications. In addition, we sell six inch sapphire wafers that are used for SOS RFICs, as well as products for military, aerospace, sensor and other applications. We have also extended our technology, which gives us the ability to produce cores and wafers of up to twelve inches in diameter to support next generation LED and SOS RFIC production. We believe that LED and RFIC production will follow a similar path to that of production of integrated circuits on silicon substrates, which gradually migrated to production on larger and larger substrates in order to reduce manufacturing costs. We feel that our ability to produce large diameter sapphire substrates in high volume will enable the continued advancement of the LED and RFIC markets by enabling our customers to reduce costs. We currently sell six and eight inch wafers to LED chip manufacturers for their research and development efforts toward moving production on to these larger diameter substrates. We have also developed the ability to produce large diameter circular and rectangular sapphire windows for use in various optical window applications.

Our fully integrated in-house capabilities enable us to design, assemble and maintain proprietary crystal growth furnaces to grow high purity, low-stress, ultra low defect density sapphire crystals. In addition, we possess state-of-the-art capabilities in high precision core drilling, wafer slicing, surface lapping, edge bevel grinding and wafer cleaning processes. We foster a strong sense of innovation and agility in our product development teams in an attempt to develop new products more effectively and to rapidly capture market growth.

We plan to leverage our technological advantage in efficiently producing high-quality, large-diameter sapphire products to maintain our leadership position and capitalize on future growth opportunities. To attain this goal, we are investing in research and development activities, continuing to enhance our operational capabilities, increasing our brand recognition and diversifying into new market segments.

INDUSTRY OVERVIEW

Integrated circuits and other semiconductor devices have traditionally been fabricated on silicon substrates. However, for certain advanced applications, new electronic materials have emerged as the substrates of choice due to evolving integration and performance considerations. For example, sapphire is the preferred substrate material for HB white, blue and green LED applications due to its crystal lattice compatibility with the aluminum gallium nitride epitaxial layers, thermal expansion properties, commercial availability and cost efficiency. Other sapphire applications include SOS integrated circuits, optical lenses and windows, and substrates for blue laser diodes.

LED applications

Advancements in solid state lighting utilizing HB white, blue and green LEDs over the past decade represent a disruptive technology in the lighting industry, providing significant performance, environmental and economic improvements compared to traditional incandescent or fluorescent lighting. For example, traditional incandescent lamps are inefficient and costly, emitting over 90% of consumed power as heat and lasting only 1,500 to 2,000 hours. Fluorescent lamps produce light by passing electricity through toxic mercury vapor, which creates an environmental disposal problem. LEDs do not contain mercury or lead and are 4.0 to 6.6 times as efficient as traditional incandescent lamps, while providing 35,000 to 50,000 hours of light. These factors, along with their durability, small form factor, excellent color performance, and decreasing costs, have led to growing demand for LEDs in applications such as small displays for mobile devices, flashes for digital cameras, backlighting units (“BLUs”) for displays used in notebook computers, desktop monitors, LCD televisions, public display signs, automotive lights, traffic signals, and general and specialty lighting. Applications using LEDs have unit volumes in the billions and are expected to grow significantly over the next several years. The majority of HB LEDs are produced on sapphire substrates. Therefore, as the HB LED market grows, we believe the sapphire substrate market will grow as well.

Mobile devices.    LEDs are used in color displays for mobile phones and other portable electronics such as GPS systems, MP3 players and digital camera flashes. LEDs are well-suited for mobile devices due to their low current drain which extends battery life and durability while generating less heat. For these reasons, the vast majority of mobile devices utilize LED lighting.

LED backlighting units for large displays.    LED BLUs are beginning to replace conventional fluorescent BLUs in LCD flat panel televisions, notebook computers and desktop monitors. Benefits of LED BLUs in these applications are reduced power consumption/extended battery life, thinner displays, quicker response time and better color rendition. Displays made with LED BLUs also have no toxic materials, which help electronics manufacturers to comply with environmental regulations. According to DisplaySearch, a market research firm, LED BLUs will surpass traditional backlighting sources in large display panels in 2011, and achieve a 74% penetration in 2013.

Automotive lighting.    Automobile manufacturers are increasingly using LEDs in car and truck headlights, turning and tail light functions as well as interior lighting. Benefits include near-instant response time, reduced power usage and more stylish and effective designs. Increased LED usage in other transportation vehicles such as motorcycles and commercial jets offers additional growth potential.

Commercial signage/displays.    LEDs are becoming more widely used as light sources on large signs, LED displays and outdoor displays, such as jumbo screens used in sporting arenas and electronic billboard displays.

General Illumination.    LEDs are increasingly being used for replacement lamps, architectural lighting, retail displays, commercial and industrial lights, residential lighting, street lights and off grid lighting for developing countries. General illumination is expected to be one of the fastest growing applications for HB LEDs.

SOS RFIC and optical applications

SOS integrated circuits consist of a thin layer of silicon grown on a sapphire substrate and are primarily used in advanced wireless and military applications, such as RFICs. In particular, SOS RFICs are currently used in high volumes for mobile phones, broadband television set-top boxes, satellites and radiation-hardened applications for the defense industry. We believe SOS devices also represent a large potential market opportunity for sapphire due to sapphire’s outstanding properties as an insulating substrate material with outstanding thermal conductivity and crystal lattice compatibility with silicon, which, among other things, enables monolithic integration in RFICs.

Sapphire and various fluoride materials are utilized for windows and optics for aerospace, sensor, medical and laser applications. Sapphire is used in these applications due to its wide-band transmission, superior strength, scratch resistance and high strength-to-weight ratio. Sapphire’s physical properties make it very well suited for jet fighter targeting pod windows, forward-looking infrared (“FLIR”) windows for commercial and business jets as well as unmanned air vehicles or drones, rocket domes and transparent armor for military vehicles. Sapphire substrates are also used in the production of blue laser diodes. Blue laser diode technology allows much higher data storage for HD-DVD applications. Blue laser diodes are just beginning to penetrate potentially high volume applications, such as the Blu-ray Disc DVD players and leading-edge video game systems.

Sapphire substrate industry supply chain

The production process for sapphire substrates is substantially similar to that of silicon wafers. A typical process flow consists of crystal growth, fabrication, slicing, lapping and polishing steps. Output quality is measured in flatness, desired crystal planar orientation, etch pitch density and crystalline structure uniformity. A great emphasis is placed on continuously improving yields and increasing production capacity to drive costs lower to take advantage of emerging high-volume opportunities. Device manufacturers are seeking larger diameter sapphire wafers to allow them to develop higher performance applications and achieve economies of scale. Historical methods of sapphire crystal growth, which rely on lower-volume batch processes, are less able to meet the needs of leading end-market customers for high quality crystals, demanding dimensional tolerances, high production volumes, cost efficiency and on-time delivery. Sapphire is the base material that “feeds” the entire value chain.

THE RUBICON SOLUTION

We are an advanced electronic materials provider that develops, manufactures and sells monocrystalline sapphire and other innovative crystalline products for LEDs, RFICs, blue laser diodes, optoelectronics and other optical applications. As a leading producer of sapphire and provider of other crystals, we believe that the following are our principal competitive advantages:

Proprietary technology for crystal growth

We refer to the proprietary technology, equipment and processes we use in the production of our sapphire crystals as “ES2,” which stands for “evolving science, evolving solutions.” Due to our understanding of sapphire crystal growth seeding and crystal growth furnace operational parameters, we have developed a full in-house capability to design, build and maintain ES2 crystal growth furnaces with proprietary features. Our ES2 technology enables us to maintain a highly scalable, efficient operation and to produce large diameter sapphire wafers that we believe exceed the quality of any other sapphire producer today. Our competitors primarily employ the Kyropoulos, Czochralski (“CZ”) or Edge-defined Film-fed Growth (“EFG”) method to grow sapphire crystals. We believe that our ES2 technology, which employs an enhanced Kyropoulos methodology, significantly outperforms other methods of sapphire production with respect to capital costs, operating costs, throughput, quality and diameter size. Using our ES2 technology, we currently have the capability to produce sapphire products with diameters of up to eight inches in production volumes and we have developed the capability to produce larger diameter sapphire products.

High quality sapphire products

We believe our sapphire crystal wafers are best-in-class in terms of quality. Our quality advantage is exhibited by our ability to produce crystals without defects as grain boundaries, with low density of dislocations (10-100 per square centimeter) which is significantly better than the industry standard range. According to Sapphire Material, Manufacturing, Applications by E. Dobrovinskaya, L. Lytvynov and V. Pishchik (Springer 2009), sapphire grown using other methods have grain boundaries with different angles of disorientation, and significantly larger density of dislocations (5,000-100,000 per square centimeter). Our sapphire also has ultra high (99.999%) purity levels. Our high purity sapphire helps our customers realize high yields in their processing. In addition, because of the high purity of our products, our customers have the ability to utilize our sapphire for optical applications requiring high transmission in the ultraviolet through mid-infrared spectral ranges. Through our operational expertise in crystal growth, post-growth processing and in-process manufacturing controls of sapphire wafer production, we are able to meet or exceed our customers’ key product specifications, such as crystalline quality, dimensional tolerances and crystal orientation, while maintaining high production yields.

Vertical integration

We possess critical know-how and proprietary processes and metrology for crystal growth and sapphire processing. We grow sapphire crystals and have extensive capabilities to process sapphire into products that meet our customers’ needs from cores to wafers and window blanks to large diameter epi-polished wafers. In the areas of fabrication and slicing, we employ high volume manufacturing techniques and utilize customized tooling and metrology to hold very tight dimensional and orientation tolerances for sapphire cores and wafers. We also have high precision lapping, edge bevel grinding and annealing capabilities for as-ground wafers and window blanks. We have proprietary six and eight inch polishing and ultra-cleaning equipment and processes for SOS RFIC and other applications that demand larger-diameter epi-polished wafers. By vertically integrating our processes, we are able to achieve significant operating efficiencies and produce high-quality, high-precision products that offer cost and quality benefits to our customers. This vertical integration also helps us expand our range of products and protect our technology and manufacturing trade secrets.

High volume and flexible manufacturing capability

We provide a high volume and stable US-based supply of products for our customers. We offer reliable, consistent on-time delivery to our customers through our flexible and scalable production operations. We have developed automated manufacturing and metrology platforms at each stage of our production process that allow us to increase capacity rapidly and to switch products in manufacturing easily so that we can meet our customers’ specific product demands.

Lowest total cost for customers

We compete on the quality of our products and our service levels to supplement our competitive pricing. We believe our high sustained yields, our dedication to consistent production and performance and our commitment to lasting customer relationships help assure our customers of a reliable source of high- quality sapphire products at stable prices. Our in-process quality control practices lead to predictable customer process yields, reduced inspection costs and overall high customer satisfaction. In addition, we work closely with our customers to understand their product specifications and then align our operations to meet their needs. Through close collaboration with our customers, we help them develop new applications for our advanced sapphire products and establish ourselves as a preferred supplier. As such, we believe our solution offers the lowest total cost for our customers.

STRATEGY

Our goal is to be the leading global provider of advanced monocrystalline substrate and window materials to the solid state lighting, SOS RFIC, aerospace and optical markets. We currently occupy a leading position among sapphire producers worldwide in market volume for two through six inch sapphire products for LEDs. A key element of our strategy is to increase the proportion of our shipments of four and eight inch diameter products. The time elapsed from our beginning product development to shipping commercial volumes in the six inch sapphire substrate market was less than one year. As a result, we now have significant market share in the six inch SOS RFIC sapphire substrate market. In 2008, we developed the capability to produce eight inch diameter products in commercial volumes. While there currently is little demand for eight inch substrates, we believe this product will play an important role in future generation LED and SOS products. We have provided eight inch wafers for research and development purposes to both the LED and SOS industry and believe we will begin shipping commercial volumes of eight inch diameter product in the first half of 2011.

Our strategy includes the following key elements:

Extend our technology and manufacturing leadership position

We believe our specialized manufacturing processes and proprietary technology and trade secrets provide us with significant competitive advantages. We have designed and developed product, equipment and process technology platforms from which we can rapidly increase capacity and stay flexible to meet our customers’ needs. At each phase of our manufacturing process, we have developed and standardized automated equipment that employs similar processes to produce a full range of products. For example, most of our furnaces can grow sapphire crystals of the same size in various orientations to produce two through six inch wafers and cores. This reduces our operating costs and significantly improves our product development cycles. In 2008, we developed the capability to produce larger sapphire crystals from which we have the ability to produce eight inch cores and wafers as well as larger diameter optical material. In 2009, we further extended our technology and now have the ability to produce up to twelve inch cores and wafers and produce even larger diameter optical material. We intend to continue to develop advanced technology platforms to further increase the size of crystals produced and offer market-leading product specifications, while maintaining product quality and manufacturing efficiencies.

Capitalize on opportunities in high-growth markets

Our sapphire products are used in multiple applications in the high-growth LED and SOS RFIC markets. We also participate in optical market segments where sapphire and fluoride materials are being adopted rapidly in new applications. We intend to continue to expand our opportunities by adding new categories and sizes of products with the goal of providing our customers in multiple high-growth end markets with a robust set of sapphire solutions. For example, one of the largest market segment opportunities is likely to come from the solid state lighting market, which will require higher brightness, lower-cost white LEDs that require larger-size LED chips. Larger LED chips are increasingly being manufactured in volume on four inch sapphire wafers. Our process to manufacture large diameter, high quality sapphire wafers is well-suited to this market and we believe our processes will help enable its growth. We already produce high volumes of four and six inch sapphire products and we continue to add large diameter sapphire production capacity in anticipation of market growth, as evidenced by the addition of eight inch diameter capabilities in 2008 and twelve inch diameter capabilities in 2009. We expect that next-generation LEDs and SOS RFICs will be produced on six inch and larger sapphire wafers to further drive cost efficiencies.

Enhance operational excellence

Our unique expertise in producing high-quality sapphire products in many sizes gives us a significant edge in process and product technology. We plan to further refine our proprietary ES2 crystal growth techniques, sapphire processing platforms and process controls to produce even higher quality crystals at greater yields. Our engineering efforts focus on the capability to design, build and maintain ES2 crystal growth furnaces with new proprietary features. We seek to continuously improve our sapphire processing and material inspection capabilities. We also promote operational excellence through lowering cycle times, raising yields, and reducing overhead costs. Our ability to understand our customers’ design and manufacturing processes enhances our ability to reach these goals. We employ Six Sigma methodologies to continuously improve our operational platforms and we provide extensive training to current and new employees.

Expand our sales and marketing efforts

We plan to enhance our brand recognition worldwide by increasing our marketing and communications programs and resources. For example, we have sponsored several LED conferences and we plan to extend our sponsorships into other markets, such as SOS RFICs and aerospace. We plan to further enhance our website, extend our public relations campaigns and increase our brand visibility in trade publications and with technical organizations. We rely on direct sales for the majority of our business and we use multiple distribution channels to extend the reach of our sales and support teams. Although we have already entered multiple markets globally, we plan to increase the scale and geographical coverage of our sales efforts.

Penetrate new market segments

We target high growth market segments where we believe we can gain a leadership position. Although production of sapphire cores and wafers is our focus today, we intend to leverage our crystal growth and processing know-how to develop high-quality crystal products for new substrate and window applications. Sapphire is becoming increasingly popular and is replacing quartz and glass in high-performance and harsh environment applications in the aerospace, petroleum and laser industries. For example, the US military uses sapphire optical windows to construct targeting mechanisms for its jet fighters and drones and transparent armor for land vehicles. We intend to use our proprietary manufacturing technology to produce additional single crystal materials that can be used in optical applications as well as alternative substrates for certain electronic materials applications. As the electronics and optical industries continue to develop new applications that take advantage of the unique properties of both sapphire and other single crystal products, our goal is to be the provider of choice for these applications.

TECHNOLOGY

Our proprietary ES2 crystal growth technique produces high-quality sapphire crystals for use in our sapphire products. ES2 is derived from the standard Kyropoulos method of crystal growth. We developed this technique with the goal of establishing greater control over the crystal growth process while maintaining minimal temperature variations. Unlike other techniques, during the ES2 technique, the growing sapphire crystal exists in an unconstrained, low stress environment inside a closed growth chamber. The closed system allows for enhanced control of the melt, resulting in higher quality crystals. The temperature gradient between the melt and the crystal in the ES2 technique is significantly lower than in other crystal growth techniques. These aspects of the ES2 technique enable us to grow crystals that have a significantly lower dislocation density, higher crystal purity and higher uniformity than sapphire crystals grown using other techniques. The ES2 technique provides an inherent annealing process once the crystal is fully grown. This thermal annealing is an integral means of relieving stress in the crystal during the ES2 process. We believe we can readily scale our ES2 technology in a production environment while maintaining high crystal quality even as crystal boule size is increased. As a result of our proprietary ES2 technology, we believe that we currently offer the most efficient method for manufacturing large form factor, high quality sapphire in the market today.

We have automated the crystal growth process of our proprietary ES2 technique. Our furnace environments are controlled by closed-loop control systems and the overall crystal growth process is run with minimal operator intervention, which reduces the potential for human error. In addition, a single operator can supervise the control of multiple ES2 furnaces simultaneously, which reduces cost.

We believe our proprietary ES2 process provides significant advantages over other crystal growth methods such as CZ and EFG. Unlike the ES2 technique, the CZ and EFG methods grow crystals with much higher levels of stress. This stress can decrease the overall quality of the sapphire crystal and requires increased processing time to relieve this stress, which increases production costs and decreases throughput, especially in larger diameter crystals. During the EFG process, the crystal is grown in a sheet form by pulling it through a die directly from the melt; while in the CZ process, the crystal must be rotated and pulled as the aluminum oxide melt is consumed. These constrained growth environments with higher thermal gradients increase stress and decrease crystal quality.

Our research and development (“R&D”) activity plays a vital role in supporting our technology, product and revenue roadmaps. In 2009, 2008 and 2007, our R&D expenses totaled $801,000, $862,000 and $769,000, respectively. Our R&D is focused on three key areas: large diameter sapphire growth and fabrication; higher precision sapphire processing; and new crystal development. Our technical staff possesses deep and broad expertise in materials science and engineering. We also develop and utilize sophisticated metrology equipment to perform material and process characterization.

PRODUCTS

We offer a wide variety of sapphire products designed to meet the stringent specifications of our customers. Using our proprietary ES2 technology, we grow high-quality sapphire boules. We fabricate our products from the boules and sell them in four general categories: core, as-cut, as-ground and polished. For the LED and SOS markets, we sell primarily two inch and four inch core material and six inch and eight inch wafers.

Core

Our core product line consists of our sapphire cores drilled from sapphire boules with high-precision, and is available in two, three, four, six and eight inch diameters and in various lengths and orientations. In 2009, 2008 and 2007, sales of core accounted for 66%, 37% and 39% of our revenue.

As-cut

Our as-cut product line consists of sapphire cores sliced using a wire saw machine. We believe we are able to offer our customers one of the highest-precision cut sapphire wafers in the market. This is especially important to customers who require precise orientation planes for applications such as LEDs, SOS, RFICs and blue laser diodes. In 2009, sales of as-cut wafers accounted for less than 15% of our revenue. In 2008 and 2007, sales of as-cut wafers accounted for 24% and 26% of our revenue.

As-ground

Our as-ground product line consists of cut sapphire wafers that undergo a double-sided lapping and edge grinding process. The lapping process ensures that the surface of the wafer is flat and smooth and has a high degree of parallelism. The grinding process bevels the edges of the wafers, making them more durable and less susceptible to chipping and cracking. In 2009, 2008 and 2007, sales of as-cut wafers accounted for less than 15% of our revenue.

Polished

Our polished product line consists of finely polished, ultra-clean, six and eight inch sapphire wafers. Our polished wafers undergo two polishing phases including both a mechanical and a chemical mechanical planarization phase. We believe we are currently one of very few firms offering six and eight inch, high-quality R-plane polished wafers. In 2009, sales of polished wafers accounted for less than 15% of our revenue. In 2008 and 2007, sales of polished wafers accounted for 24% and 15% of our revenue. During 2009, our key customer for R-plane polished substrates had supply chain management challenges and also experienced decreased demand due to the global recession. As a result, our orders for R-plane polished wafers declined in 2009 compared to 2008.

Other

We also offer optically-polished windows and ground window blanks of sapphire and various fluoride compounds, such as calcium, barium and magnesium fluoride. We provide sapphire and other crystal products in many sizes, shapes and product formats for specialty applications.

MANUFACTURING

The process of growing the crystal begins by heating the raw material, aluminum oxide, until it reaches an ideal temperature above its melting point. This ideal temperature is essential for our process because it allows us to produce high-purity crystals with very low defect rates. Following the heating, a seed rod is inserted in the melted material as the material is being cooled to crystallize into a boule. Following the growth process, each boule is rigorously inspected by using polarized lighting and magnification to find imperfections, such as bubbles, dislocations and granular deposits within the crystal.

We then drill the resulting boules into cores using our custom high-precision crystal orientation equipment and proprietary processes. We use wire saws to slice each core to be of precise size and shape. These wafers are then pre-polished using precision lapping and edge-grinding equipment and then are ready to be polished into epitaxial wafers. All of these processes are performed in clean environments to reduce the chance of crystal contamination. Epi-polishing and wafer cleaning are performed in Class 10,000 and Class 100 clean-room environments, respectively.

We are dedicated to quality assurance throughout our entire operation. We employ detailed material traceability from raw material to finished product. Our quality system is certified as ISO9001:2000 and we have in-house expertise at the Six Sigma Black Belt level.

All of our long-lived assets are located in the US.

SALES AND MARKETING

We market and sell our products through our direct sales force to customers in Asia, North America and Europe. Our direct sales force includes experienced and technically sophisticated sales professionals and engineers who are knowledgeable in the development, manufacturing and use of sapphire substrates, windows and other optical materials. Our sales staff works with customers during all stages of the substrate manufacturing process, from developing the precise composition of the substrate through manufacturing and processing the substrate to the customer’s specifications.

A key component of our marketing strategy is developing and maintaining strong relationships with our customers, especially at the senior management level. We achieve this through working closely with our customers to optimize our products for their production processes. In addition, we are able to develop long-term relationships with key customers through offering product specification assistance, providing direct access to enable them to evaluate and audit our operations, delivering high quality products and providing superior customer service. We believe that maintaining close relationships with senior management and providing technical support improves customer satisfaction and provides us with a competitive advantage when selling our products.

In order to increase brand recognition of our products and of Rubicon in general, we publish technical articles, advertise in trade journals, distribute promotional materials and participate in industry trade shows and conferences.

CUSTOMERS

Our principal customers are wafer polishing companies and semiconductor device manufacturers. A significant portion of our sales have been to relatively few customers. For the quarter ended March 31, 2010, our top three customers accounted for approximately 52% of our revenue. In 2009, our top three customers accounted for approximately 48% of our revenue. In 2008, our top four customers accounted for approximately 68% of our revenue and, in 2007, our top three customers accounted for approximately 62% of our revenue. Although we are attempting to diversify and expand our customer base, we expect our sales to continue to be concentrated among a small number of customers. However, we also expect that our significant customers may change from time to time. In the year ended December 31, 2009, sales to Crystalwise Technology, Inc., Tera Xtal Technology Corp., and Iljin Display Co, Ltd. represented approximately 20%, 17% and 11% of our revenues, respectively. In the year ended December 31, 2008, sales to Peregrine Semiconductor Corp., Shinkosha Co. Ltd., Crystalwise Technology, Inc., and a fourth customer represented approximately 29%, 17%, 12% and 10% of our revenues, respectively. In 2007, sales to Crystalwise, Shinkosha and Peregrine represented approximately 26%, 21% and 15% of our revenues, respectively. No other customer accounted for 10% or more of our revenues during those periods.

For the quarter ended March 31, 2010, 79% of our sales were made to customers in Asia, 18% of our sales were made to customers in North America and 3% of our sales were made to customers in Europe. In the year ended December 31, 2009, 72% of our sales were made to customers in Asia, 25% of our sales were made to customers in North America and 3% of our sales were made to customers in Europe. In the year ended December 31, 2008, 53% of our sales were made to customers in Asia, 44% of our sales were made to customers in North America and 3% of our sales were made to customers in Europe. In the year ended December 31, 2007, 72% of our sales were made to customers in Asia, 26% of our sales were made to customers in North America and 2% of sales were made to customers in Europe.

Since average selling prices for our products are still rebounding from pricing decreases experienced during the recession, we have chosen to limit our customer supply agreements to a short period of time, typically 90 days. Therefore, fluctuations in demand could cause our quarterly revenue to vary significantly. Our standard arrangement with all customers includes 30 day payment terms.

INTELLECTUAL PROPERTY

Our ability to compete successfully depends upon our ability to protect our proprietary technologies and other confidential information. We rely primarily upon a combination of trade secret laws and non-disclosure agreements with employees, customers and potential customers to protect our intellectual property. We have three pending patent applications with the US Patent and Trademark Office covering aspects of our core production, wafer grinding and lapping technologies. However, we believe that factors such as the technological and innovative abilities of our personnel, the success of our ongoing product development efforts and our efforts to maintain trade secret protection are more important than patents in maintaining our competitive position. We pursue the registration of certain of our trademarks in the US and currently have seven registered trademarks and one trademark application pending.

COMPETITION

We participate in an innovative, specialized and competitive industry. The products we produce must meet certain demanding requirements to succeed in the marketplace. Although we account for a significant percentage of the total market volume today, we face significant competition from other established providers of similar products as well as from potential new entrants into our markets.

We have a few competitors that compete directly with us that are of similar size or smaller than us. These companies tend to focus on providing core and as-cut products rather than offering polished products. There are a limited number of companies that are substantially larger than us that compete with us in a relatively small segment of their overall business. These larger companies tend to focus on providing polished products to customers rather than providing core, as-cut and as-ground products.

We believe that the key competitive factors in our markets are:

➢	consistently producing high-quality products in the desired size, orientation and finish;

➢	driving innovation through focused research and development efforts;

➢	possessing sufficient supply capacity to meet end-market customer demands;

➢	offering solutions through collaborative efforts with customers;

➢	pricing; and

➢	providing a low total cost-of-ownership for customers.

Although we face significant competition, we believe that our proprietary ES2 crystal growth technology and business practices allow us to compete effectively on all of the above factors.

ENVIRONMENTAL REGULATION

In our manufacturing process, we use water, oils, slurries, acids, adhesives and other industrial chemicals. We are subject to a variety of federal, state and local laws regulating the discharge of these materials into the environment or otherwise relating to the protection of the environment. These include statutory and regulatory provisions under which we are responsible for the management of hazardous materials we use and the disposition of hazardous wastes resulting from our manufacturing processes. Failure to comply with such provisions, whether intentional or inadvertent, could result in fines and other liabilities to the government or third parties, injunctions requiring us to suspend or curtail operations or other remedies, which could have a material adverse effect on our business.

EMPLOYEES

As of March 31, 2010, we had 152 full-time employees. Of these 152 employees, 136 work in technology and operations. None of our employees is represented by a labor union. We consider our employee relations to be good. We believe that our future success will depend on our continued ability to attract, hire and retain qualified personnel.

PROPERTIES

Our executive, research and development and manufacturing functions are located on property that we lease in Franklin Park, Illinois and Bensenville, Illinois. These facilities total approximately 102,600 square feet in seven buildings, including 30,000 square feet in our Bensenville, Illinois facility, which was opened in January 2008. The leases for these facilities terminate from July 2010 through August 2015. We do not expect that the termination of the lease in July 2010 will have an impact on our business. In the fourth quarter of 2008 and throughout 2009, the worldwide economic recession adversely impacted our business resulting in underutilization of our facilities. During the fourth quarter of 2009, our crystal growth and fabrication operations returned to full utilization. We expect that during 2010, our remaining operations will likely return to full utilization. We are currently building a 65,000 square foot facility in Penang, Malaysia which will process sapphire grown by us in our Illinois facilities into finished cores and wafers. In October 2009, we entered into an agreement pursuant to which we will acquire for a period of 60 years the property on which our Malaysian facility is being constructed. We have paid 20% of the approximately 2.1 million Malaysian Ringgits (approximately $620,000) purchase price and we will acquire the property for a period of 60 years upon our final payment of approximately 1.7 million Malaysian Ringgits (approximately $520,000) upon the construction of a facility on the property or September 30, 2010, whichever is earlier. We anticipate this facility will begin operations in the fall of 2010. In April 2010, we acquired a 134,400 square foot building in Batavia, Illinois for $7.0 million to expand our crystal growth operations. We anticipate this facility will begin operations in the winter of 2010. We believe that our current facilities, together with our planned expansion, are sufficient to meet our current and expected needs.

Principal and selling stockholders

Unless otherwise noted, the following table sets forth, as of May 31, 2010, the beneficial ownership of our common stock by:

➢	each person that is a beneficial owner of 5% of more of our outstanding shares of common stock;

➢	each of our executive officers;

➢	each of our directors;

➢	all of our executive officers and directors as a group; and

➢	all selling stockholders.

The following table assumes the underwriters do no exercise their over-allotment option. If the over-allotment option is exercised in full, we will sell an aggregate of 2,195,100 shares of common stock. Beneficial ownership is determined in accordance with the rules of the SEC. Except as described below, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2010 are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage of beneficial ownership is based on 20,356,031 shares of common stock outstanding as of May 31, 2010 and, for purposes of the percentage of beneficial ownership after the offering, after giving effect to certain stock option exercises as noted below. Unless otherwise indicated in the footnotes below, the address for each beneficial owner is c/o Rubicon Technology, Inc., 9931 Franklin Avenue, Franklin Park, Illinois 60131.

	Shares of Common Stock Owned Prior to Offering		Number of Shares of Common Stock to be Sold in Offering	Shares of Common Stock Owned After Offering
Name of Beneficial Owner	Number	Percent		Number	Percent
5% stockholders:
The Co-Investment 2000 Fund, L.P.(1)(2), Cross Atlantic Technology Fund II, L.P.(1)(3) and Cross Atlantic Technology Fund, L.P.(1)(4)	6,154,249	29.8%	500,000	5,654,249	24.9%
FMR LLC(5)	2,566,230	12.6%	—	2,566,230	11.4%
T. Rowe Price Associates, Inc.(6)	1,890,169	9.3%	—	1,890,169	8.4%
Executive officers and directors:
Raja M. Parvez(7)	418,136	2.0%	200,000	197,519	*
William F. Weissman(8)	135,558	*	100,000	1,513	*
Don N. Aquilano(9)	22,343	*	4,000	18,343	*
Donald R. Caldwell(10)	6,180,184	29.9%	500,000	5,680,184	25.0%
Gordon Hunter(11)	27,749	*	—	27,749	*
Michael E. Mikolajczyk(12)	138,982	*	20,000	112,321	*
Raymond J. Spencer(13)	29,610	*	10,000	19,610	*
All executive officers and directors as a group(14)	6,952,562	32.7%	834,000	6,057,239	26.3%

(footnotes on following page)

*	Represents less than 1% of the outstanding shares of common stock.
(1)	Cross Atlantic Technology Fund, L.P. (“Cross Atlantic Technology Fund”), Cross Atlantic Technology Fund II, L.P. (“Cross Atlantic Technology Fund II”) and The Co-Investment 2000 Fund, L.P. (the “Co-Investment Fund”) are limited partnerships in the business of venture capital investing. Each of these funds has appointed Cross Atlantic Capital Partners, Inc. as its investment manager. Donald R. Caldwell, a member of our Board of Directors, is a director of and owns 100% of Cross Atlantic Capital Partners, Inc. The address for each of these entities is Five Radnor Corporate Center, Suite 555, 100 Matsonford Road, Radnor, Pennsylvania 19087.
(2)	Includes 2,719,998 shares of common stock and immediately exercisable warrants to purchase 139,823 shares of common stock beneficially owned by The Co-Investment Fund. The general partner of The Co-Investment Fund is Co-Invest Management, L.P. (“Co-Invest Management”). Co-Invest Capital Partners, Inc. (“Co-Invest Capital”) is the general partner of Co-Invest Management. Mr. Caldwell is a shareholder, director and officer of Co-Invest Capital. Brian Adamsky, Richard Fox, Gerry McCrory, Frederick Tecce and Hazel Cameron are officers of Co-Invest Capital and Messrs. Caldwell, Fox and Tecce are sometimes identified as managing directors of The Co-Investment Fund. Messrs. Caldwell, Adamsky, Fox, McCrory and Tecce and Ms. Cameron may be deemed to share voting and investment power with respect to all shares held by The Co-Investment Fund. The Co-Investment Fund will sell 232,345 shares of its common stock in this offering.
(3)	Includes 2,438,732 shares of common stock and immediately exercisable warrants to purchase 128,003 shares of common stock beneficially owned by Cross Atlantic Technology Fund II. XATF Management II, L.P. (“XATF Management II”) is the general partner of Cross Atlantic Technology Fund II. Cross Atlantic Capital Partners II, Inc. is the general partner of XATF Management II. Mr. Caldwell is a director, shareholder and officer of Cross Atlantic Capital Partners II. Messrs. McCrory, Adamsky, Fox and Tecce and Ms. Cameron are officers of Cross Atlantic Capital Partners II, and together with Mr. Caldwell, are sometimes identified as managing directors of Cross Atlantic Technology Fund II and may be deemed to share voting and investment power with respect to all shares held by Cross Atlantic Technology Fund II. Cross Atlantic Technology Fund II will sell 208,534 shares of its common stock in this offering.
(4)	Includes 727,693 shares of common stock beneficially owned by Cross Atlantic Technology Fund. XATF Management, L.P. (“XATF Management”) is the general partner of Cross Atlantic Technology Fund. Cross Atlantic Capital Partners, Inc. is the general partner of XATF Management. Messrs. Caldwell, McCrory, Adamsky, Fox and Tecce and Ms. Cameron are officers of Cross Atlantic Capital Partners, Inc., are sometimes identified as managing directors of Cross Atlantic Technology Fund and may be deemed to share voting and investment power with respect to all shares held by Cross Atlantic Technology Fund. Cross Atlantic Technology Fund will sell 59,121 shares of its common stock in this offering.
(5)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on February 16, 2010 (the “FMR 13G”), with the SEC by FMR LLC with respect to ownership of shares of our common stock. The FMR 13G reflects that FMR LLC and Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, has sole dispositive power with respect to 2,566,230 shares of our outstanding common stock as a result of Fidelity acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, including Fidelity Growth Company Fund (“FGCF”), which holds all of the 2,566,230 shares of common stock. Edward C. Johnson 3d, Chairman of FMR LLC, and members of his family, through their direct and indirect ownership of shares of FMR LLC and the execution of a certain voting agreement among FMR LLC shareholders may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC, Fidelity and FGCF is: 82 Devonshire Street, Boston, Massachusetts 02109.
(6)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on February 12, 2010 (the “TRP 13G”), with the SEC by T. Rowe Price Associates, Inc. with respect to ownership of shares of our common stock. The TRP 13G reflects that T. Rowe Price Associates, Inc. (“Price Associates”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, has sole dispositive power with respect to 1,890,169 shares of our outstanding common stock as a result of Price Associates acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The address of Price Associates is: 100 E. Pratt Street, Baltimore, Maryland 21202.
(7)	Includes options to purchase 418,136 shares of common stock, which are exercisable within 60 days of May 31, 2010. On June 15, 2010, Mr. Parvez acquired 200,000 shares of common stock to be sold in this offering through a cashless exercise of options to purchase 220,617 shares of common stock. After the completion of this offering, Mr. Parvez will hold options to purchase 197,519 shares of common stock, which are exercisable within 60 days of May 31, 2010.
(8)	Includes options to purchase 135,558 shares of common stock, which are exercisable within 60 days of May 31, 2010. On June 15, 2010, Mr. Weissman acquired 100,000 shares of common stock to be sold in this offering through a cashless exercise of options to purchase 134,045 shares of common stock. After the completion of this offering, Mr. Weissman will hold options to purchase 1,513 shares of common stock, which are exercisable within 60 days of May 31, 2010.
(9)

Includes 6,630 shares of common stock, 80 shares of restricted common stock, which vest within 60 days of May 31, 2010, and options to purchase 15,633 shares of common stock, which are exercisable within 60 days of May 31, 2010, owned by Mr. Aquilano. Mr. Aquilano will sell 4,000 of his 6,630 shares of common stock in this offering.

(footnotes continued on following page)

(10)	Includes 10,217 shares of common stock, 80 shares of restricted common stock, which vest within 60 days of May 31, 2010, and options to purchase 15,638 shares of common stock, which are exercisable within 60 days of May 31, 2010, owned by Mr. Caldwell. Mr. Caldwell will not sell any of these shares of common stock in this offering. Also includes 5,886,423 shares of common stock and immediately exercisable warrants to purchase 267,826 shares of common stock beneficially owned by Cross Atlantic Technology Fund, L.P., Cross Atlantic Technology Fund II, L.P. and The Co-Investment Fund 2000 L.P. See footnotes (1) through (4) above for a description of the relationship among Mr. Caldwell and Cross Atlantic Technology Fund, L.P., Cross Atlantic Technology Fund II, L.P. and The Co-Investment Fund 2000 L.P.
(11)	Includes 6,436 shares of common stock, 2,464 shares of restricted common stock, which vest within 60 days of May 31, 2010, and options to purchase 18,849 shares of common stock, which are exercisable within 60 days of May 31, 2010. Effective June 8, 2010, Mr. Hunter resigned from the board of directors.
(12)	Includes 94,586 shares of common stock, 2,470 shares of restricted common stock, which vest within 60 days of May 31, 2010, and options to purchase 41,063 shares of common stock, which are exercisable within 60 days of May 31, 2010. Also includes 700 shares of common stock and options to purchase 163 shares of common stock, which are exercisable within 60 days of May 31, 2010, held by his son, Mark Mikolajczyk. Michael Mikolajczyk disclaims beneficial ownership of the common stock and the shares underlying the common stock option held by Mark Mikolajczyk. On June 15, 2010, Michael Mikolajczyk acquired 16,993 shares of common stock to be sold in this offering through a cashless exercise of options to purchase 23,654 shares of common stock. Michael Mikolajczyk will also sell 3,007 of his 94,586 shares of common stock in this offering. After the completion of this offering, Michael Mikolajczyk will beneficially own 91,579 shares of common stock, 2,470 shares of restricted stock, which vest within 60 days of May 31, 2010, and options to purchase 17,409 shares of common stock, which are exercisable within 60 days of May 31, 2010, and 700 shares of common stock and options to purchase 163 shares of common stock, which are exercisable within 60 days of May 31, 2010, held by his son, Mark Mikolajczyk.
(13)	Includes 13,454 shares of common stock, 1,512 shares of restricted common stock, which vest within 60 days of May 31, 2010, and options to purchase 14,644 shares of common stock, which are exercisable within 60 days of May 31, 2010. Mr. Spencer will sell 10,000 of his 13,454 shares of common stock in this offering.
(14)	Prior to the offering, includes 6,018,446 shares of common stock, 6,606 shares of restricted common stock, warrants to purchase 267,826 shares of our common stock, which are exercisable within 60 days of May 31, 2010, and options to purchase 659,684 shares of our common stock, which are exercisable within 60 days of May 31, 2010, beneficially owned by our named executive officers and directors. After the offering, includes 5,501,439 shares of common stock, 6,606 shares of restricted common stock, which vest within 60 days of May 31, 2010, warrants to purchase 267,826 shares of common stock, which are exercisable within 60 days of May 31, 2010, and options to purchase 281,368 shares of common stock, which are exercisable within 60 days of May 31, 2010, beneficially owned by our executive officers and directors.

Certain material US federal income tax considerations for non-US holders

The following discussion is a general summary of certain material US federal income tax consequences of the acquisition, ownership and disposition of our common stock applicable to “Non-US Holders.” As used herein, a Non-US Holder means a beneficial owner of our common stock that will hold shares of our common stock as capital assets (ie, generally, for investment), and, for US federal income tax purposes, is not a partnership or any of the following:

➢	an individual who is a citizen or resident of the United States;

➢	a corporation (or other business entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is includible in gross income for US federal income tax purposes regardless of source; or

➢

a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more US persons, or (ii) otherwise has elected to be treated as a US domestic trust.

If a partnership or other pass-through entity holds shares of our common stock, the US federal income tax treatment of a partner in the partnership or owner of the pass-through entity generally will depend on the status of the partner and the activities of the partnership or other pass-through entity. Accordingly, partnerships and pass-through entities that hold our common stock and partners or owners of such partnerships or pass-through entities, as applicable, should consult their own tax advisors.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-US Holder’s tax position and does not consider US state, local or non-US tax consequences. It also does not consider Non-US Holders subject to special tax treatment under the US federal income tax laws (including partnerships or other pass-through entities and their beneficial owners, banks, financial institutions and insurance companies, dealers and traders in securities or currencies, persons that hold our common stock as part of a “straddle”, “hedge”, “conversion transaction” or other integrated or risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid US federal income tax, foreign tax-exempt organizations, former US citizens or residents and persons who hold or receive common stock as compensation).

This summary is based on provisions of the US Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the US Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations. There can be no assurance that the IRS will not take a contrary position to the discussion of the US federal income tax consequences discussed herein or that such position will not be sustained by a court. No ruling from the IRS or opinion of counsel has been obtained with respect to the US federal income tax consequences of owning or disposing of the common stock.

This summary is included herein as general information only. Accordingly, each prospective Non-US Holder should consult its own tax advisors with respect to the US federal, state, local and non-US income, estate and other tax consequences of acquiring, holding and disposing of our common stock.

US trade or business income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “US trade or business income” if such income or gain is

(i) effectively connected with the conduct by a Non-US Holder of a trade or business within the United States and (ii) in the case of a Non-US Holder that is eligible for the benefits of an income tax treaty with the United States, if required by the income tax treaty, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-US Holder in the United States. Generally, US trade or business income is not subject to US federal withholding tax (provided the Non-US Holder complies with applicable certification and disclosure requirements, including delivery of a properly executed Form W-8ECI); instead, US trade or business income is subject to US federal income tax on a net income basis at regular US federal income tax rates in the same manner as is applicable to a US person. Any US trade or business income derived by a Non-US Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

Distributions of cash or property that we pay will constitute dividends for US federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under US federal income tax principles). A Non-US Holder generally will be subject to US federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on the gross amount of any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-US Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. A Non-US Holder’s adjusted tax basis is generally the purchase price of such common stock, reduced by the amount of any tax-free return of capital. In order to obtain a reduced rate of US federal withholding tax under an applicable income tax treaty, a Non-US Holder will be required to provide a properly completed and executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-US Holder of our common stock that is eligible for a reduced rate of US federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. A Non-US Holder should consult its own tax advisors regarding its possible entitlement to benefits under an income tax treaty. The US federal withholding tax does not apply to dividends that are US trade or business income, as defined above, of a Non-US Holder if such Non-US Holder provides a properly completed and executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-US Holder’s conduct of a trade or business within the United States.

Dispositions of our common stock

Subject to the discussion below regarding recently enacted withholding legislation, a Non-US Holder generally will not be subject to US federal income or withholding tax in respect of any gain on a sale or other taxable disposition of our common stock unless:

➢	the gain is US trade or business income, as defined above;

➢

the Non-US Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by US source capital losses realized in the same taxable year, generally will be subject to a flat 30% US federal income tax); or

➢

we are or have been a “US real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-US Holder’s holding period for our common stock.

We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurances can be provided in this regard.

Information reporting and backup withholding requirements

We must annually report to the IRS any dividend income that is subject to US federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-US Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-US Holder of our common stock generally will be exempt from backup withholding if the Non-US Holder provides a properly-executed IRS Form W-8BEN or otherwise establishes an exemption. The payment of the proceeds from the disposition of our common stock to or through the US office of any broker, US or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-US status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a US person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-US office of a non-US broker generally will not be subject to information reporting or backup withholding unless the non-US broker has certain types of relationships with the United States (a “US related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-US office of a broker that is either a US person or a US related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-US Holder and the broker has no knowledge to the contrary. Non-US Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-US Holder will be refunded or credited against the Non-US Holder’s US federal income tax liability, if any, if the Non-US Holder timely provides the required information to the IRS.

Recently enacted withholding legislation

Recently enacted legislation generally will impose US federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the US Treasury to withhold on certain payments and to collect and provide to the US tax authorities substantial information regarding US account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with US owners). The legislation also will generally impose US federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect US owners of the entity. Under certain circumstances, a Non-US Holder might be eligible for refunds or credits of such taxes. Stockholders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

The preceding discussion of certain material US federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisors regarding the particular US federal, state, local and foreign tax consequences of acquiring, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through the underwriters named below. UBS Securities LLC is the sole book-running manager of this offering and the representative of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC	1,448,700
Canaccord Genuity Inc.	1,185,300

Total	2,634,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 395,100 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.95 per share from the public offering price. Sales of shares made outside the US may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Paid by us		Paid by selling stockholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise
Per share	$1.59	$1.59	$1.59	$1.59	$1.59	$1.59
Total	$2,862,000	$3,490,209	$1,326,060	$1,326,060	$4,188,060	$4,816,269

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $900,000.

In compliance with FINRA guidelines, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement.

No FINRA member participating in the offering or affiliates or associated persons of such FINRA member will receive any of the net proceeds of the offering of securities made under this prospectus supplement.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC, may, in its sole discretion, release some or all of the securities from these lock-up agreements.

INDEMNIFICATION

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ STOCK MARKET LISTING

Our common stock is listed on the NASDAQ Stock Market under the symbol “RBCN”.

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The NASDAQ Stock Market, in the over-the-counter market or otherwise.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to the Company or its subsidiaries, for which they have in the past received, and may currently or in the future receive, customary fees and expenses.

NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

b) to any legal entity which has two or more of: (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts; or

c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

d) in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Legal matters

The validity of the securities offered hereby will be passed upon for us by Winston & Strawn LLP. Certain legal matters in connection with this offering and with respect to the selling stockholders will be passed upon for us by McGuireWoods LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Austin, Texas.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts (or, as experts in accounting and auditing) in giving said reports.

Incorporation by reference

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus supplement.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus supplement the following documents:

(a)	Annual Report on Form 10-K for the year ended December 31, 2009;

(b)	Quarterly Report on Form 10-Q for the three months ended March 31, 2010;

(c)	Current Reports on Form 8-K filed on February 18, 2010 and June 9, 2010;

(d)	Definitive Proxy Statement on Schedule 14A filed on April 30, 2010;

(e)	The description of our capital stock as set forth in our Registration Statement on Form 8-A filed with the SEC on November 13, 2007 (File No. 001-33834); and

(f)	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, before the termination of this offering.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

Where you can find additional information

We file annual and quarterly reports and other information with the SEC. You may read and copy any documents that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. In addition, the SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy statements, information statements and other information about issuers that file electronically with the SEC, including Rubicon. You may also access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) indirectly through our Internet website (www.rubicon-es2.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. Alternatively, if you would like a paper copy of any such SEC report (without exhibits) or document, write to Investor Relations, Rubicon Technology, Inc., 9931 Franklin Avenue, Franklin Park, Illinois 60131, and a copy of such requested document will be provided to you, free of charge. The information found on our website is not part of this prospectus supplement or any other report filed with or furnished to the SEC.

PROSPECTUS

$60,000,000 by Rubicon Technology, Inc.

Common Stock

Preferred Stock

Debt Securities

Warrants

$40,000,000 of Common Stock by Selling Stockholders

This prospectus is part of a shelf registration statement. Under this shelf registration statement, we may offer from time to time up to $60,000,000 of any of the following securities, either separately or in units:

•	common stock;

•	preferred stock;

•	debt securities; and

•	warrants.

The Selling Stockholders may offer and sell, from time to time, up to $40,000,000 of common stock.

When we use the term “securities” in this prospectus, we mean any of the securities we or the Selling Stockholders may offer with this prospectus, unless we say otherwise.

If any securities are to be listed or quoted on a securities exchange or quotation system, our prospectus supplement will say so. Our common stock is listed on the NASDAQ Global Market and trades under the symbol “RBCN.”

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus or incorporated into this prospectus by reference. You should read this prospectus and any supplement carefully before you invest.

Investing in the securities involves risks. See the section entitled “Risk Factors” beginning on page 3 of our Annual Report on Form 10-K for the year ended December 31, 2009 incorporated by reference into this prospectus and, if applicable, any risk factors described in any accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

When we issue new securities, we may offer them for sale to or through underwriters, dealers and agents or directly to purchasers. Your prospectus supplement will include any required information about the firms we use and the discounts or commissions we may pay them for their services.

The date of this prospectus is June 3, 2010.

You should rely only on the information contained in this prospectus or any prospectus supplement, and in other offering material, if any, or information contained in documents which you are referred to by this prospectus or any prospectus supplement, or in other offering material, if any. We have not authorized anyone to provide you with different information. We are offering to sell the securities only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus or any prospectus supplement or other offering material is accurate only as of the date on the front of those documents, regardless of the time of delivery of the documents or any sale of the securities.

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE

SECURITIES LITIGATION REFORM ACT OF 1995

From time to time, we and our representatives may provide information, whether orally or in writing which are deemed to be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Litigation Reform Act”). These forward-looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available. In accordance with the provisions of the Litigation Reform Act, we are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements contained in this prospectus or any prospectus supplement.

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Company’s forward-looking statements is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated into this prospectus by reference. See “Where You Can Find More Information” below for information about how to obtain a copy of this annual report.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we or any selling security holders may offer.

Each time we or any selling security holders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. In addition, selling security holders may sell securities under our shelf registration statement. We and any underwriter or agent that we may from time to time retain may also provide other information relating to an offering, which we refer to as “other offering material.” The prospectus supplement as well as the other offering material may also add, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement, any applicable pricing supplement, together with additional information described in the section entitled “Where You Can Find More Information” and any other offering material. Throughout this prospectus, where we indicate that information may be supplemented in an applicable prospectus supplement or supplements, that information may also be supplemented in other offering material provided.

To see more detail, you should read our registration statement and the exhibits filed with our registration statement.

Unless we state otherwise or the context otherwise requires, references to “Rubicon,” “Company,” “us,” “we” or “our” in this prospectus mean Rubicon Technology, Inc., and do not include the consolidated subsidiaries of Rubicon Technology, Inc. When we refer to “you” in this section, we mean all purchasers of the securities being offered by this prospectus, whether they are the holders or only indirect owners of those securities.

ABOUT RUBICON TECHNOLOGY, INC.

OUR BUSINESS

We are an advanced electronic materials provider that develops, manufactures and sells monocrystalline sapphire and other innovative crystalline products for Light-Emitting Diodes (“LEDs”), radio frequency integrated circuits (“RFICs”), blue laser diodes, optoelectronics and other optical applications. The emergence of sapphire in commercial volumes at competitive prices has enabled the development of new technologies such as high brightness (“HB”) white, blue and green LEDs and highly-integrated RFICs. We apply our proprietary crystal growth technology to produce high-quality sapphire products efficiently to supply a large and growing end-market demand, and we work closely with our customers to meet their quality and delivery needs. We believe we are the leading supplier of sapphire products to the LED industry.

We are a vertically integrated manufacturer of high-quality sapphire substrates and optical windows that are used in a variety of high-growth, high-volume end-market applications. Our largest product line is two to four inch sapphire cores and wafers for use in LEDs and blue laser diodes for solid state lighting and electronic applications. In addition, we sell six inch sapphire wafers that are used for Silicon-on-Sapphire (“SOS”) RFICs, as well as products for military, aerospace, sensor and other applications. We have also extended our technology to manufacture six and eight inch products to support next-generation LED, eight inch products to support next generation RFIC and twelve plus inch products for optical window applications. We believe that LED and SOS RFIC production will follow a similar path to that of production of integrated circuits on silicon substrates, which gradually migrated to production on larger and larger substrates in order to reduce manufacturing costs. We feel that our ability to produce large diameter sapphire substrates in high volume will enable the continued advancement of the LED and RFIC markets by enabling our customers to reduce costs.

Advancements in solid state lighting utilizing HB white, blue and green LEDs over the past decade represent a disruptive technology in the lighting industry, providing significant performance, environmental and economic improvements compared to traditional incandescent or fluorescent lighting. These factors, along with LEDs’ durability, small form factor, excellent color performance and decreasing costs, have led to a rapidly growing demand for LEDs in consumer electronic and general and specialty lighting applications. Applications using LEDs have unit volumes in the billions and are expected to grow significantly. The majority of HB LEDs are produced on sapphire substrates. Therefore, as the HB LED market grows, we believe the sapphire substrate market will grow as well.

As a leading producer of sapphire and other crystals, we believe that the following are our principal competitive advantages:

•

Proprietary technology for crystal growth. Due to our in-depth understanding of sapphire crystal growth seeding and crystal growth furnace operational parameters, we have developed a full in-house capability to design, build and maintain crystal growth furnaces with proprietary features. We believe that our enhanced proprietary methodology significantly outperforms other methods of sapphire production with respect to capital costs, operating costs, throughput, quality and diameter size.

•

High quality sapphire products. Through our operational expertise in crystal growth, post-growth processing and in-process manufacturing controls of sapphire wafer production, we are able to meet or exceed our customers’ key product specifications, such as crystalline quality, dimensional tolerances and crystal orientation, while maintaining high production yields.

•

Vertical integration. We grow sapphire crystals and have extensive capabilities to process sapphire into products that meet our customers’ needs from cores to wafer and window blanks to large diameter epi-polished wafers. By vertically integrating, we are able to achieve significant operating efficiencies and produce high-quality, high-precision products that offer cost and quality benefits to our customers.

•	High volume and flexible manufacturing capability. We have developed automated manufacturing and metrology platforms at each stage of our production process that enable us to readily increase capacity and to easily switch products in manufacturing easily so that we can meet our customers’ specific product demands.

•

Lowest total cost for customers. We believe our high sustained yields, our dedication to consistent production and performance and our commitment to lasting customer relationships help assure our customers of a reliable source of high-quality sapphire products at stable prices. Our in-process quality control practices lead to predictable customer process yields, reduced inspection costs and overall high customer satisfaction.

OUR STRATEGY

Our goal is to be the leading global provider of advanced monocrystalline substrate and window materials to the solid state lighting, SOS RFIC, aerospace and optical markets. Our strategy includes the following key elements:

•

Extend our technology and manufacturing leadership position. We intend to continue to develop advanced technology platforms to further increase the size of crystals produced and offer market-leading product specifications, while maintaining product quality and manufacturing efficiencies.

•

Capitalize on opportunities in high-growth markets. We intend to continue to expand our opportunities by adding new categories and sizes of products with the goal of providing our customers in multiple high-growth end markets with a robust set of sapphire solutions.

•

Enhance operational excellence. We plan to further refine our proprietary crystal growth techniques, sapphire processing platforms and process controls to produce even higher throughput capabilities. Our objective is to continue to achieve operational excellence through lowering cycle times, raising yields and reducing overhead costs.

•

Expand our sales and marketing efforts. We intend to increase the scale and geographical coverage of our sales efforts globally. In addition, we plan to enhance our brand recognition by increasing our marketing and communications programs and resources.

•

Penetrate new market segments. We intend to use our proprietary manufacturing technology to produce additional single-crystal materials that can be used in optical applications as well as alternative substrates for certain electronic materials applications.

OUR CORPORATE INFORMATION

We were incorporated under the laws of the State of Delaware in 2001. Our principal executive offices are located at 9931 Franklin Avenue, Franklin Park, Illinois 60131. The telephone number at our principal executive offices is (847) 295-7000. Our website address is www.rubicon-es2.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to form any part of this prospectus.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the five most recently completed fiscal years and any required interim periods will each be specified in a prospectus supplement or in a document that we file with the SEC and incorporate by reference pertaining to the issuance, if any, by us of debt securities in the future.

RISK FACTORS

Investing in our securities involves risk. Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus, as well as any prospectus supplement relating to a specific security. Before making any investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or in any applicable prospectus supplement. These risks could materially affect our business, results of operation or financial condition and affect the value of our securities. You could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operation or financial condition.

USE OF PROCEEDS

Unless otherwise indicated in any prospectus supplement, we intend to use the net proceeds from the sale of securities from the primary offering for general corporate purposes. General corporate purposes may include repayment of debt, investments in or extensions of credit to our subsidiaries, repurchases of common stock, capital expenditures and the financing of possible acquisitions or business expansions. The net proceeds from the sale of securities from the primary offering may be invested temporarily or applied to repay short-term obligations until they are used for their stated purpose.

We will not receive any proceeds from any sale of shares by the Selling Stockholders.

DESCRIPTION OF SECURITIES WE MAY OFFER

This prospectus is part of a shelf registration statement. Under this shelf registration statement, we may offer from time to time up to $60,000,000 of any of the following securities, either separately or in units:

•	common stock;

•	preferred stock;

•	debt securities; and

•	warrants.

Under this shelf registration statement, the Selling Stockholders may offer and sell, from time to time, up to $40,000,000 of common stock.

DESCRIPTION OF CAPITAL STOCK

GENERAL

As of the date hereof, our authorized capital stock consists of 85.0 million shares of common stock, par value $0.001 per share, and 5.0 million shares of undesignated preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

As of March 31, 2010, we had 21,521,146 shares of our common stock outstanding, of which 1,249,975 shares are held as treasury shares, options to purchase 640,969 shares of our common stock under our 2001 Equity Plan, 459,741 of which were vested, options to purchase 1,536,088 shares of our common stock under our 2007 Stock Incentive Plan, 395,847 of which were vested, and warrants to purchase 281,561 shares of common stock, all of which are exercisable.

COMMON STOCK

As of March 31, 2010, there were 21,521,146 shares of our common stock outstanding, of which 1,249,975 shares are held as treasury shares. As of March 31, 2010, there were 34 holders of our common stock.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors from time to time, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our liquidation, dissolution, distribution of assets or winding up, holders of our common stock are entitled to share ratably in our remaining assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in “—Anti-takeover effects of Delaware law and provisions of our certificate of incorporation and bylaws,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and bylaws.

All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

Our board of directors is authorized, without action by the stockholders, to designate and issue up to 5.0 million shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. The issuance of preferred stock with voting or conversion rights may adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control and could harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

OPTIONS

As of March 31, 2010, we had outstanding options to purchase 640,969 shares of common stock under our 2001 Equity Plan, 459,741 of which were vested. These options have an average exercise price of $6.07. As of March 31, 2010, we had outstanding options to purchase 1,536,088 shares of common stock under our 2007 Stock Incentive Plan, 395,847 of which were vested. These options have an average exercise price of $11.16.

WARRANTS

As of March 31, 2010, the following warrants were outstanding:

Type of warrant	Number of shares of common stock issuable upon exercise of warrant	Exercise price per share of common stock	Expiration
Common Stock	243,446	$3.65	12/15/2015
Common Stock	24,380	$3.65	1/27/2016
Common Stock	13,735	$7.28	11/21/2012

REGISTRATION RIGHTS

The holders of an aggregate of 5,949,116 shares of our common stock, or approximately 29.3% of our common stock outstanding, are entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of registrable securities possess registration rights pursuant to the terms of our fourth amended and restated registration rights agreement, as amended through November 30, 2005, entered into by us and such holders of registrable securities. In addition, the holders of warrants representing the right to purchase an aggregate of 267,826 shares of our common stock have registration rights comparable to those provided under such agreement. The following description of the terms of the fourth amended and restated registration rights agreement is intended as a summary only and is qualified in its entirety by reference to the fourth amended and restated registration rights agreement, which is filed as Exhibit 4.2 to our Registration Statement on Form S-1, filed on October 11, 2007.

Demand registration rights. Subject to certain exceptions, the holders of not less than 25% of the then outstanding registrable shares of common stock, have the right to demand that we file a registration statement covering the offering and sale of their shares of our common stock that are subject to the registration rights agreement. We are not obligated to file such a registration statement on more than two occasions.

Piggyback registration rights. If we propose to register shares of our common stock in connection with a public offering of such shares solely for cash (other than in connection with employee benefit plans or a merger or certain similar transactions), the holders of registrable securities may request to include their registrable shares in such registration.

Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, holders of registrable securities anticipated to have an aggregate offering price (net of underwriting discounts and commissions, if any) of more than $500,000 have the right, on one or more occasions, to request registration of such securities on Form S-3.

We have the ability to delay the filing of a registration statement for not more than 90 days under specified conditions, such as for a period of time following the effective date of a prior registration statement or if our board of directors deems it seriously detrimental to us and our stockholders to file a registration statement. Such postponements cannot occur more than once during any twelve month period.

Expenses of registration. We will pay all registration expenses, other than underwriting discounts and commissions and stock transfer taxes of holders, related to any demand or piggyback registration.

Indemnification. The registration rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of untrue statements or omissions of material facts in the registration statement or violations of securities laws attributable to us, and they are obligated to indemnify us for untrue statements, omissions of material facts or violations of securities laws attributable to them.

Termination of registration rights. The registration rights terminate at such time as the earlier of (i) all registrable securities may be sold during any three month period without registration under the Securities Act; (ii) no registrable securities remain outstanding; or (iii) November 21, 2012.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Certificate of incorporation and bylaw provisions

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. Our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

No written consent of stockholders. All stockholder actions must be taken by a vote of the stockholders at an annual or special meeting, and stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders. Only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These provisions may have the effect of precluding the conduct of certain business at a meeting if proper procedures are not followed.

Amendment to certificate of incorporation and bylaws. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition and the filling of vacancies, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our certificate of incorporation provides for 5.0 million authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to impede an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. Our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Delaware law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover provision. In general, the provision prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•

an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the persons described above.

However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder before the date of that transaction; or

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors.

NASDAQ GLOBAL MARKET LISTING

Our common stock is listed on the NASDAQ Global Market under the trading symbol “RBCN.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

LIMITATION OF LIABILITY OF DIRECTORS

Our restated certificate of incorporation contains a provision that limits the liability of our directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Such limitation does not, however, affect the liability of a director (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) in respect of certain unlawful dividend payments or stock redemptions or purchases and (4) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. This provision does not limit or eliminate our rights or the rights of our stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our directors and officers have indemnification protection.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we may include in any applicable prospectus supplements and in any related free writing prospectuses, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms summarized below will apply generally to any debt securities that we may offer, we will describe the particular terms of any debt securities in more detail in the applicable prospectus supplement. The terms of any debt securities offered under a prospectus supplement may differ from the terms described below.

We may issue debt securities from time to time in one or more distinct series under the indenture that is filed as an exhibit to the registration statement of which this prospectus forms a part. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act. If we issue debt securities pursuant to an indenture, in the applicable prospectus supplement we will specify the trustee under such indenture. We will include in a supplement to this prospectus the specific terms of debt securities being offered, including the terms, if any, on which debt securities may be convertible into or exchangeable for common stock or other debt securities. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of debt securities and any indentures are summaries of these provisions, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the debt securities and the indentures (including any amendments or supplements we may enter into from time to time which are permitted under the debt securities or any indenture).

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of the Company. Any debt securities designated as senior will rank equally with any of our other senior and unsubordinated debt. Any debt securities designated as subordinated will be subordinate and junior in right of payment to any senior indebtedness. There may be subordinated debt securities that are senior or junior to other series of subordinated debt securities.

The applicable prospectus supplement will set forth the terms of the debt securities or any series thereof, including, if applicable:

•	the title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•

whether the debt securities will be issued as registered securities, bearer securities or both, and any restrictions on the exchange of one form of debt securities for another and on the offer, sale and delivery of the debt securities in either form;

•	the date or dates on which the principal amount of the debt securities will mature;

•	if the debt securities bear interest, the rate or rates at which the debt securities bear interest and the date or dates from which interest will accrue;

•	if the debt securities bear interest, the dates on which interest will be payable and the regular record dates for interest payments;

•

the place or places where the payment of principal, any premium and interest will be made, where the debt securities may be surrendered for transfer or exchange and where notices or demands to or upon us may be served;

•	the price at which we originally issue the debt security, expressed as a percentage of the principal amount, and the original issue date;

•	any optional redemption provisions, which would allow us to redeem the debt securities in whole or in part;

•	any sinking fund or other provisions that would obligate us to redeem, repay or purchase the debt securities;

•

if the currency in which the debt securities will be issuable is U.S. dollars, the denominations in which any registered securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denominations in which any bearer securities will be issuable, if other than the denomination of $5,000;

•	if other than the entire principal amount, the portion of the principal amount of debt securities which will be payable upon a declaration of acceleration of the maturity of the debt securities;

•

the events of default and covenants relevant to the debt securities, including, the inapplicability of any event of default or covenant set forth in the indenture relating to the debt securities, or the applicability of any other events of defaults or covenants in addition to the events of default or covenants set forth in the indenture relating to the debt securities;

•	the name and location of the corporate trust office of the applicable trustee under the indenture for such series of notes;

•	if other than U.S. dollars, the currency in which the debt securities will be paid or denominated;

•

if the debt securities are to be payable, at our election or the election of a holder of the debt securities, in a currency other than that in which the debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made, and the time and manner of determining the exchange rate between the currency in which the debt securities are denominated or stated to be payable and the currency in which the debt securities are to be so payable;

•	the designation of the original currency determination agent, if any;

•	if the debt securities do not bear interest, the dates on which we will furnish to the applicable trustee the names and addresses of the holders of the debt securities;

•	if the debt security is also an original issue discount debt security, the yield to maturity;

•

if other than as set forth in an indenture, provisions for the satisfaction and discharge or defeasance or covenant defeasance of that indenture with respect to the debt securities issued under that indenture;

•	the date as of which any bearer securities and any global security will be dated if other than the date of original issuance of the first debt security of a particular series to be issued;

•	whether and under what circumstances we will pay additional amounts to non-U.S. holders in respect of any tax assessment or government charge;

•

whether the debt securities will be issued in whole or in part in the form of a global security or securities and, in that case, any depositary and global exchange agent for the global security or securities, whether the global form shall be permanent or temporary and, if applicable, the exchange date;

•

if debt securities are to be issuable initially in the form of a temporary global security, the circumstances under which the temporary global security can be exchanged for definitive debt securities and whether the definitive debt securities will be registered securities, bearer securities or will be in global form and provisions relating to the payment of interest in respect of any portion of a global security payable in respect of an interest payment date prior to the exchange date;

•	the extent and manner to which payment on or in respect of debt securities will be subordinated to the prior payment of our other liabilities and obligations;

•	the assets, if any, that will be pledged as security for the payment of the debt security;

•	whether payment of any amount due under the debt securities will be guaranteed by one or more guarantors, including one or more of our subsidiaries;

•	whether the debt securities will be convertible and the terms of any conversion provisions;

•	the forms of the debt securities; and

•	any other terms of the debt securities, which terms shall not be inconsistent with the requirements of the Trust Indenture Act.

This prospectus is part of a registration statement that does not limit the aggregate principal amount of debt securities that we may issue and provides that we may issue debt securities from time to time in one or more series under one or more indentures, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

We intend to disclose any restrictive covenants for any issuance or series of debt securities in the applicable prospectus supplement.

DESCRIPTION OF WARRANTS

General

We may issue debt warrants for the purchase of debt securities or stock warrants for the purchase of preferred stock or common stock.

The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all to be set forth in the applicable prospectus supplement relating to any or all warrants in respect of which this prospectus is being delivered. Copies of the form of agreement for each warrant, including the forms of certificates representing the warrants reflecting the provisions to be included in such agreements that will be entered into with respect to the particular offerings of each type of warrant are filed as exhibits to the registration statement of which this prospectus forms a part.

The following description sets forth certain general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants to which any prospectus supplement may relate and the extent, if any, to which such general provisions may apply to the warrants so offered will be described in the applicable prospectus supplement. The following summary of certain provisions of the warrants, warrant agreements and warrant certificates does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, all the provisions of the warrant agreements and warrant certificates, including the definitions therein of certain terms.

Debt Warrants

General. Reference is made to the applicable prospectus supplement for the terms of debt warrants in respect of which this prospectus is being delivered, the debt securities warrant agreement relating to such debt warrants and the debt warrant certificates representing such debt warrants, including the following:

•

the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of such debt warrants and the procedures and conditions relating to the exercise of such debt warrants;

•	the designation and terms of any related debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security;

•	the date, if any, on and after which such debt warrants and any related offered securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which such principal amount of debt securities may be purchased upon such exercise;

•	the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire;

•	a discussion of the material U.S. federal income tax considerations applicable to the ownership or exercise of debt warrants;

•	whether the debt warrants represented by the debt warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;

•	call provisions of such debt warrants, if any; and

•	any other terms of the debt warrants.

The debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to any payments of principal and premium, if any, and interest, if any, on the debt securities purchasable upon such exercise.

Exercise of Debt Warrants. Each debt warrant will entitle the holder to purchase for cash such principal amount oldest securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement relating to the debt warrants offered thereby. Unless otherwise specified in the applicable prospectus supplement, debt warrants may be exercised at any time up to 5:00 p.m. New York City time, on the expiration date set forth in the applicable prospectus supplement. After 5:00 p.m. in New York City time, on the expiration date, unexercised debt warrants will become void.

Debt warrants may be exercised as set forth in the applicable prospectus supplement relating to the debt warrants. Upon receipt of payment and the debt warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon such exercise if less than all of the debt warrants represented by such debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants.

Stock Warrants

General. Reference is made to the applicable prospectus supplement for the terms of stock warrants in respect of which this prospectus is being delivered, the stock warrant agreement relating to such stock warrants and the stock warrant certificates representing such stock warrants, including the following:

•	the type and number of shares of preferred stock or common stock purchasable upon exercise of such stock warrants and the procedures and conditions relating to the exercise of such stock warrants;

•	the date, if any, on and after which such stock warrants and related offered securities will be separately tradeable;

•	the offering price of such stock warrants, if any;

•	the initial price at which such shares may be purchased upon exercise of stock warrants and any provision with respect to the adjustment thereof;

•	the date on which the right to exercise such stock warrants shall commence and the date on which such right shall expire;

•	a discussion of the material U.S. federal income tax considerations applicable to the ownership or exercise of stock warrants;

•	call provisions of such stock warrants, if any;

•	any other terms of the stock warrants;

•	anti-dilution provisions of the stock warrants, if any; and

•	information relating to any preferred stock purchasable upon exercise of such stock warrants.

The stock warrant certificates will be exchangeable for new stock warrant certificates of different denominations and stock warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their stock warrants, holders of stock warrants will not have any of the rights of holders of shares of capital stock purchasable upon such exercise, and will not be entitled to any dividend payments on such capital stock purchasable upon such exercise.

Exercise of Stock Warrants. Each stock warrant will entitle the holder to purchase for cash such number of shares of preferred stock or common stock, as the case may be, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement relating to the stock warrants offered thereby. Unless otherwise specified in the applicable prospectus supplement, stock warrants may be exercised at any time up to 5:00 p.m., New York City time, on the expiration date set forth in the applicable prospectus supplement. After 5:00 p m., New York City time, on the expiration date, unexercised stock warrants will become void.

Stock warrants may be exercised as set forth in the applicable prospectus supplement relating thereto. Upon receipt of payment and the stock warrant certificates properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward a certificate representing the number of shares of capital stock purchasable upon such exercise. If less than all of the stock warrants represented by such stock warrant certificate are exercised, a new stock warrant certificate will be issued for the remaining amount of stock warrants.

SELLING STOCKHOLDERS

This prospectus relates to the possible resale by certain affiliates of Rubicon, who we refer to as the “Selling Stockholders” in this prospectus, of up to $40,000,000 of our common stock. These shares were acquired from Rubicon by the Selling Stockholders in a series of private transactions. Information about the potential Selling Stockholders who offer securities under the registration statement of which this prospectus is a part will be set forth in prospectus supplements, post-effective amendments and/or filings we make with the SEC under the Exchange Act that are incorporated by reference.

PLAN OF DISTRIBUTION

Rubicon may sell common stock, preferred stock, debt securities, or warrants and the Selling Stockholders may sell common stock in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by itself or themselves directly;

•	through agents;

•	through a combination of any of these methods of sale; or

•	through any other methods described in a prospectus supplement.

The prospectus supplements relating to an offering, of offered securities will set forth the terms of such offering, including:

•	the name or names of any underwriters dealers or agents;

•	the purchase price of the offered securities and the proceeds to Rubicon and to the Selling Stockholders from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such offered securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of securities may be effected, from time to time, in one or more transactions, including block transactions and transactions on the NASDAQ Global Market or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties, agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities, that compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts, if such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

If underwriters are used in the sale, the underwriters will acquire the offered securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of securities if any are purchased.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If a dealer is used in the sale, Rubicon and the Selling Stockholders, if any, will sell such offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by that dealer at the time for resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Offered securities may be sold directly by Rubicon and the Selling Stockholders, if any, to one or more institutional purchasers, or through agents designated by Rubicon or the Selling Stockholders from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by Rubicon and the Selling Stockholders, if any, to such agent will be set forth in the prospectus supplement relating to that offering, unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. If required, the prospectus supplement will describe the terms and conditions of such indemnification or contribution. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Other than our common stock, which is listed on the NASDAQ Global Market, each of the securities issued hereunder will be a new issue of securities, will have no prior trading market, and may or may not be listed on a national securities exchange. Any common stock sold pursuant to a prospectus supplement will be listed on the NASDAQ Global Market, subject to official notice of issuance. Any underwriters to whom Rubicon sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that there will be a market for the offered securities.

Fees and Commissions

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by FINRA members participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with FINRA Conduct Rule 5110(h).

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Winston & Strawn LLP. Certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Our SEC filings, including the registration statement and the exhibits and schedules thereto are also available to the public from the SEC’s website at http://www.sec.gov. You can also access our SEC filings through our website at www.rubicon-es2.com. Except as expressly set forth below, we are not incorporating by reference the contents of the SEC website or our website into this prospectus.

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus the following documents:

(a) Annual Report on Form 10-K for the year ended December 31, 2009;

(b) Quarterly Report on Form 10-Q for the three months ended March 31, 2010;

(c) Current Report on Form 8-K filed on February 18, 2010;

(d) Definitive Proxy Statement on Schedule 14A filed on April 30, 2010;

(e) The description of our capital stock as set forth in our Registration Statement on Form 8-A filed with the SEC on November 13, 2007 (File No. 001-33834); and

(f) All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, before the termination of this offering.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

You may request a copy of these filings and any exhibit incorporated by reference in these filings at no cost, by writing or telephoning us at the following address or number:

Rubicon Technology, Inc.

9931 Franklin Avenue

Franklin Park, Illinois

(847) 295-7000

Attention: Secretary

2,634,000 Shares

Rubicon Technology, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

UBS Investment Bank

Canaccord Genuity

JUNE 15, 2010